






2004

Annual Report

MARKET KNOWLEDGE
TECHNOLOGY SOLUTIONS

ctg

Company Profile

CTG (NYSE:CTG) applies vertical market knowledge to deliver our clients technology solutions that work. In 2004, CTG began our 39th year of delivering information technology (IT) services that provide real business value to our customers. Our fully integrated array of IT staffing, application management outsourcing, and industry-focused IT solutions is backed by a time-tested suite of formal methodologies, a proprietary database of best practices, and a global network of strategic alliances and partnerships. Our 2,500 business and IT experts, based in offices throughout North America and Europe, help our clients use IT to achieve their business objectives.

Mission

CTG's mission is to provide IT services and solutions that add real business value to our customers while creating professional opportunities for our employees and value for our shareholders.

Vision

CTG's vision is to be recognized as a leading provider of value-added IT services and solutions in our selected markets.

TABLE OF CONTENTS

This report contains forward-looking statements by management and the Company that are subject to a number of risks and uncertainties. The forward-looking statements contained in the report are based on information as of the date of this report. The Company assumes no obligation to update these statements based on information from and after the date of this report. Generally, forward-looking statements include words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "could," "may," "might," "should," "will" and words and phrases of similar impact. The forward-looking statements include, but are not limited to, statements regarding future operations, industry trends or conditions and the business environment, and statements regarding future levels of, or trends in, revenues, operating expenses, capital expenditures, and financing. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including the following: (i) industry conditions, including fluctuations in demand for IT services, (ii) the availability to us of qualified professional staff, (iii) industry competition, (iv) rate and wage inflation or deflation, (v) risks associated with operating in foreign jurisdictions, (vi) the impact of current and future laws and government regulation, as well as repeal or modification of same, affecting the IT solutions and staffing industry, taxes and the Company's operations in particular, (vii) renegotiations, nullification, or breaches of contracts with customers, vendors, subcontractors or other parties, (viii) consolidation among the Company's competitors or customers, and (ix) the risks described elsewhere herein and from time to time in the Company's reports to the Securities and Exchange Commission.

DEAR FELLOW SHAREHOLDERS:

The past year was one of continued progress for CTG. Market demand for technology services continued to show signs of recovery, notably in the staffing sector, which is the largest component of CTG's business. The rise in staffing demand gained momentum throughout the year and offset most of the impact in 2004 of lower client spending for solutions and application management support.

Financial results for 2004 were affected by our decision in the first quarter to divest our unprofitable operations in The Netherlands. This divestiture resulted in a $4.4 million loss from discontinued operations in 2004 and the Company's 2004 net loss of $1.4 million, or $0.08 per diluted share. This strategic action positioned CTG for a higher level of future operating profitability and also enabled us to better focus our resources and energies on our business in North America and Europe where the growth opportunities are strongest.

Revenues from continuing operations for 2004 were $237.1 million, approximately 97% of 2003 revenues from continuing operations of $245.5 million. Income from continuing operations for 2004 was $3.0 million, or $0.17 per diluted share, compared with $2.7 million, or $0.16 per diluted share, in 2003.

2004 marked CTG's 39th year of business. The last five years have been extraordinarily difficult, a view and experience shared by many of our peers inside and outside of CTG. Our co-founders, Randy Marks and David Baer, who have both been directly involved with CTG for almost all of our 39 years, will tell you that this period stands out as the longest and deepest down cycle in our history. From my vantage point of the last decade, I think what made this period so difficult for the entire industry is that it followed the 1990s, a golden period for technology. With the euphoria of boom times still fresh in our minds, many companies and managements, including our own, struggled with the decision to advance or retreat to improve our business and financial performance when the market began to contract after Y2K.



James R. Boldt
Chairman and Chief Executive Officer

In mid-2001, we correctly concluded that the technology recession was not going to be over soon and responded to it as if the decline in market demand was going to be a prolonged one. We adjusted CTG's size and cost structure to reflect our lower revenues and actively managed costs to achieve modest operating profitability, while still responding to market opportunities that best fit our capabilities. We also tightened CTG's focus, concentrating on core competencies like staffing where we excel and key vertical markets like healthcare where we had significant industry experience, differentiating us from the competition.

This strategy ultimately ensured CTG's survival. Before changes in accounting principles, we reported modest profitability from continuing operations in each of the last 14 quarters. CTG is one of a very few public IT staffing services providers that has been consistently profitable for most of this technology recession. Our financial position also remains strong with no long-term debt at year-end 2004 and very solid receivables.

Like many competitors, we fought for survival over the last five years. Unlike many competitors, we made it with our business, capabilities and client base largely intact. Now that the technology services market looks to be on a solid recovery track, our biggest challenge in 2005 will be to shift our culture from survival mode to growth mode.

Energizing CTG's Solutions Business

We are pleased with the sustained growth occurring in our strategic staffing business which supports the IT staffing needs of large technology providers and users. In this business, we have seen growth in six of the last eight quarters and believe the external staffing market is back at normal levels.

We remain very committed to resuming growth in higher-margin solutions engagements. The external solutions market has begun to improve, but there is still a way to go before this market returns to normal levels. Historically, a recovery in our staffing business precedes a turn in our solutions business and that pattern appears to be setting up in this market cycle.

Another factor affecting the solutions market is that customer needs for IT solutions are very dynamic, shifting with technology advancements and business trends and needs. Mindful of this issue, we have devoted significant attention and resources over the last year to building our solutions suite with offerings where we see demand growing and where CTG can carve out a meaningful niche. Our approach to the solutions business is to develop horizontal offerings that we can sell into several vertical markets.

To that end, our information security practice added a Sarbanes-Oxley (SOX) offering in mid-2004 that is off to a very strong start. Because we are well positioned with small-cap companies, SOX compliance is still a major opportunity for us as the 2004 deadlines for compliance applied to companies with market capitalization of more than $75 million. Companies below that threshold have until the end of 2006 to comply. In general, smaller companies also need more external support in complying with IT requirements associated with SOX and have fewer internal resources to dedicate to SOX compliance.

Testing is another offering that CTG expanded in 2004. The expansion of our testing offering was in response to a growing trend in the U.S. market to separate testing from development, a common practice in most European markets. Because of our presence in several western European markets, CTG already had a well-developed independent testing offering, a model that fits well in a domestic marketplace with heightened concerns about data security and independent verification, particularly with the move of more software development offshore.

In 2004, we also launched a new offshore offering that differentiates CTG in the marketplace. Over the last three years, we have seen progressively more development and application management work move offshore as companies seek to trim costs. Much of this work is in the banking, financial services and insurance (BFSI) market, one of the key vertical markets CTG supports. While companies using offshore IT support have reduced costs, many have also experienced some service quality issues, particularly in the areas of client interface and onsite support. We saw this less than optimal experience as an opportunity for a hybrid approach to offshore outsourcing that delivers cost savings while closing service gaps.

This thinking led to CTG's partnership with leading offshore services provider Polaris Software Lab Ltd. announced in September. Our offshore offering combines domestic interface and onsite management from CTG with offshore development and application support provided by Polaris. This 'best shore' model provides significant value to the BFSI market by leveraging CTG's domestic program management and delivery strengths and Polaris' offshore development capabilities and domain expertise.

Together, we are targeting mid-sized American BFSI companies, still a largely untapped market for outsourcing with an offshore component. The initial reception from this market has been very encouraging and based on the normal 12 to 18 month sales cycle for application management services, we would look for engagements from this partnership to begin later in 2005.

Staying current with emerging technologies and business trends is an important element of shifting our business back to a growth mode. Another critical step is building a stronger sales culture at CTG, a major initiative for us in 2005. To accelerate our growth, we have added two key senior managers to the CTG executive team. In August, Joe Murphy joined CTG as Senior Vice President and General Manager, IT Solutions. Joe is responsible for business development and management of our IT Solutions business. He brings national experience from leading technology solutions providers with a strong background in application development and management. At the start of 2005, Mike Colson rejoined CTG as Senior Vice President, Solutions Development. Mike worked at CTG from 1990 to 1998 as a business consultant and has deep experience in technology sales and developing IT solutions that solve business problems. Both Joe and Mike bring the energy and vision, along with a strong mix of sales and delivery experience, to reinvigorate our solutions business as the market improves.

Corporate Governance Update

As a public company with a market capitalization exceeding $75 million, CTG was part of the initial group of companies required to comply with Section 404 of the Sarbanes-Oxley Act this year. Preparing for our initial Section 404 compliance audit was a significant undertaking which helped enhance our internal controls and document our business processes. We did identify a material weakness in our accounting for income taxes as part of our year end reporting process which was addressed prior to the release of our audited financial results. We are strengthening our controls and resources in the tax function to ensure that our internal controls meet all standards going forward.

Another important development at CTG on the corporate governance front in 2004 was the addition of Tom Baker to our Board of Directors. Tom is the President and a Director of the John R. Oishei Foundation and a retired partner of PricewaterhouseCoopers with over 30 years of professional financial experience. Tom is serving on the audit and the nominating and governance committees of CTG's Board and also acts as the audit committee financial expert. R. Keith Elliott, who served as the audit committee financial expert on our Board, retired as a director last year. Our thanks to Keith for his six years of dedicated service as a Director of CTG. His business perspective and financial acumen were of great value throughout his service on our Board.

Returning to Growth

Our strategy of the last three years has put CTG on a very sound course for the future. We will continue to execute it by offering our core services of IT staffing, application management and IT solutions with a focus on higher-growth vertical markets: technology service providers, healthcare, life sciences and financial services.

Coming into 2005, we are already in a very strong position to grow CTG's business this year. The steady gains in our staffing business in 2004 accelerated in the first quarter of 2005 with a significant add from an existing large client relationship that is expected to increase CTG's headcount by 500 professional staff in the first quarter of 2005 alone. All other things being equal, this growth puts CTG on pace for a double-digit increase in revenue in 2005, several times the projected industry growth rate for this year.

We are also in a much better position to grow the solutions part of our business than we were a year ago. This market is starting to normalize, and the investments we are making in our solutions business put us in a better position in the marketplace. Our expanded solutions product suite is very solid and we are further developing it with an eye toward those markets and opportunities that are strong fits with CTG's capabilities and target client base.

From an overall perspective, we already have a strong foundation of business and clients to support new growth as market demand increases. CTG also has broad geographic reach in strong markets in North America and western Europe. These strengths, combined with our shift to a more sales-driven culture and more high-demand offerings, will help move CTG back to a growth mode and to rebuild operating margins.

As 2005 begins, we are finally seeing the light at the end of the tunnel for our business and our industry. Everyone at CTG is looking forward to returning the company to growth and making further improvements in our financial performance and value.

James R. Boldt

James R. Boldt
Chairman and Chief Executive Officer

Market:

TECHNOLOGY SERVICE PROVIDERS

Large technology service providers have emerged as one of the largest consumers of external information technology support. These companies increasingly secure technology resources from a variety of sources to support large-scale engagements or complex work requiring specialized expertise.

CTG recognizes the importance and value of serving this significant and growing market. As a provider of information technology staffing and solutions for almost four decades, we have a long history of success supporting large technology service providers and users, and are comfortable and effective in acting in a partner role. In 2004, we continued to align with large technology service providers and consulting organizations, providing expanded staffing and solutions support to these firms.

As an established information technology services firm with well-developed core competencies and expertise in several high-demand vertical markets, CTG offers our technology clients broad-based skills for applications, hardware, software, local and wide area networks, and both web-based and wireless applications. The support we provide technology industry clients includes large scale and flexible staffing, help desk, desktop support, and a wide range of development and integration services.



We use recognized methodologies consistent with best industry practices and are known in the marketplace for our ability to quickly and cost-effectively provide IT resources with strong skill levels and up-to-date training. CTG's significant presence in North America and western Europe also provides the necessary geographic reach to support this growing vertical market on a global scale.









Strategic Staffing

CTG's strategic staffing business manages the acquisition, deployment and administration of technical resources for Global 1000 customers, including major technology service providers who aggregate IT talent for large-scale projects. CTG supports the needs of the growing market for high-volume staffing requirements through a low-cost, high-service model that offers clients fast response and broad geographic reach.

For strategic staffing clients, we build a cost-effective, customized supply model to streamline the entire fulfillment process from technical requisitions to invoicing. Service level agreements, customized reporting, vendor management programs, and EDI payments are employed to effectively manage large staffing engagements. We also use a comprehensive web-based staffing tool, CTG*Exchange*, which enables our strategic staffing clients to submit requests, review progress on requisitions and assess candidate resumes online.

Our recruiting approach utilizes Internet recruiting, recruiting to hot skills, hiring to profile, and a unique, centralized global processing recruiting center. In 2004, we invested in a new applicant tracking system, which will allow our recruiting organization to search and match candidates more quickly and easily, while enhancing the ability to monitor requirements and the employee pool and skill repository.

We continue to attain preferred national vendor status with large users of supplemental IT staffing support that are reducing their number of suppliers to lower the cost and increase the efficiency of securing external IT support. This trend, and continued strong demand for staffing, is driving higher levels of fulfillments in CTG's strategic staffing business, which contributed approximately 35% to 2004 revenues.

Solution:

STRATEGIC STAFFING

Market:

HEALTHCARE



CTG's healthcare IT practice—CTG HealthCare Solutions (CTGHS)—is a leading information technology consulting firm focused on assisting healthcare organizations achieve financial and clinical objectives by using information systems more effectively. Healthcare clients rely on our solutions for support in delivering quality healthcare in the face of ever-decreasing reimbursements, higher costs, and the ongoing impact of legislation.

CTGHS has international reach and supports 250 clients in the healthcare industry located throughout the United States. Europe represents a significant emerging market for CTG's healthcare practice as many countries monitor the progress of the National Health System in the United Kingdom in replacing their healthcare IT systems with packages used by the U.S. market. In 2004, CTGHS began providing support for its first European engagement in the United Kingdom, a major systems implementation being led by a large technology service provider.

CTGHS' consulting, clinical, financial, advanced technologies, and IT management solutions resolve high priority IT issues and provide significant return on investment for our clients. CTGHS excels at combining consulting and technical expertise deploying proven ISO 9001:2000 certified service methodologies. Our strong integration of strategy and industry-leading technical and vendor package knowledge eliminates gaps and reworks to deliver clients high-value solutions quickly and cost-effectively.

CTGHS consultants support successful implementations with deep healthcare industry experience. Collectively, they have an average of 14 years' experience in healthcare IT supporting all major vendors and most have prior hands-on operational or clinical experience.

Access to the consulting, knowledge and training resources of the entire CTG organization enhances the ability of CTGHS to support the healthcare IT market with expanded capabilities in automated testing, security, Sarbanes-Oxley compliance, network infrastructure, application management, and offshore capabilities. These corporate services and associated partnerships allow CTGHS to be a solutions integrator offering a full suite of services to the healthcare provider market highlighted by industry-leading implementation and integration capabilities and a growing focus on strategic support through our executive services offerings.











Executive Services

CTGHS' Executive Services offerings bring to bear integrated clinical, business, and IT solutions to address the business and clinical strategies of individual healthcare organizations as well as the evolving national healthcare mandates. Our enhanced Executive Services offerings combine strong business and clinical experience with technology expertise to deliver assessments, strategic and tactical planning, system selections, contract negotiations, and program management services. CTGHS' Executive Services Team is a dynamic consulting group that brings together recognized industry leaders in operations, finance, nursing, patient care, and IT with expertise and experience in addressing both regional and local healthcare initiatives. By integrating our strong vendor product and technical expertise into the strategy development and tactical planning activities, executable strategies are developed that leverage IT investments and maximize benefit realization for CTGHS clients.

Systems Implementation and Integration

A core strength of CTGHS is its broad experience in implementing the major healthcare IT systems in all provider environments. In 2004, CTGHS was rated as one of the top two implementers in the area of acute care clinical information technology systems by the October 2004 KLAS Enterprises Professional Services Study – Focusing on Acute Care Clinical and Financial Implementations*. The KLAS report collected performance data on 16 firms from over 150 healthcare participants. The study reported that 100% of CTGHS clients surveyed rated CTGHS as their "Best/One of the Best" consulting experiences. It also found that CTGHS had implemented acute care clinical systems for a wider range of industry software products than any other professional services firm participating in the study.

CTGHS provides a dedicated service line for Enterprise Application Integration (EAI) and advanced technologies that enhance our industry recognized implementation services. The comprehensive EAI services suite offered by CTGHS addresses the entire spectrum of technical and business integration requirements from strategy, technology selections, and architecture to all aspects of implementation and support. CTGHS has extensive experience integrating a wide range of disparate healthcare systems, ensuring successful interoperability for our healthcare clients.

An essential component to developing functional health information networks is identity and access management. In 2005, CTGHS will expand its integration reach and capabilities by becoming the first systems integrator certified by Sentillion—the leading provider of identity and access management solutions to the healthcare industry.

Market:

LIFE SCIENCES

CTG Life Sciences Solutions (CTGLSS) provides a full range of business technology solutions to support product development, manufacturing and regulatory compliance for the life sciences market. Formed in 2003 as a separate vertical practice, CTGLSS builds upon CTG's significant experience serving many leading pharmaceutical and biotechnology companies. ISO 9001:2000 and CMMi Level 3 qualifications further enhance the ability of CTGLSS to address the many complex business and technology challenges faced by life sciences companies.

Services provided to U.S. and European life sciences clients by CTGLSS include IT and validation strategy, validation services and regulatory compliance, software and system development, information security, enterprise content management, testing services, clinical trial data management, current good practices (laboratory, clinical, and manfacturing), and application management. In addition to consulting services, CTGLSS has the ability to support life sciences clients from remote solution centers, as well as provide onsite support of an established environment following the client's procedures, methodologies, and business processes.

The current focus of our life sciences practice is on solutions that support good manufacturing practices (GMP) and the validation services that ensure regulatory compliance. GMP ensures products are consistently manufactured and controlled according to quality and regulatory standards and minimizes the risks involved in pharmaceutical production. The CTGLSS product suite to support GMP includes risk management consulting in a full range of life sciences manufacturing environments, GMP policies and procedure development, manufacturing process improvement consulting, and manufacturing process validation for newly-constructed or modified manufacturing facilities.



Significant regulatory requirements add to the complex technologies and procedures inherent in the life sciences laboratory, clinical and manufacturing processes. The CTGLSS team supporting compliance engagements includes expert chemists, life scientists, validation engineers, documentation specialists, testers, and developers. Our regulatory knowledge and expertise encompasses U.S. and international requirements. The CTGLSS regulatory compliance suite includes systems assessments for GxP (current good practices for laboratory, clinical, and manufacturing) and Prescription Drug Marketing Act applicability, compliance and validation risk assessments to determine objectives across all GxP disciplines, assessment and remediation of 21 CFR Part 11 risk positions, support of electronic submissions for new drug applications, and regulatory compliance awareness training.







The dynamic and growing life sciences market currently numbers approximately 6,500 companies in North America and Europe, and includes pharmaceutical and biotechnology companies, medical device manufacturers and clinical trials and contract research organizations. In addition to being a high-growth market, capital and external IT expenditures for the life sciences market exceed most vertical markets, positioning CTG's life sciences practice for continued growth.

Validation

Most companies in the life sciences market develop and manufacture products subject to Food and Drug Administration (FDA) regulations which require validation through documented evidence that systems comply with regulatory mandates and support the development of safe, effective products. CTGLSS has significant global experience providing life sciences clients with validation solutions tailored to the client's unique environment and requirements. Our validation specialists support a full range of validation and qualification activities for the life sciences market including facilities, equipment, instrumentation, and computer systems development and integration. Specific services include management consulting, vendor audits, training, testing, documentation, infrastructure qualification, and outsourcing.

CTGLSS applies best industry practices and a comprehensive, consistent, and cost-effective risk-based approach to regulatory compliance. Our approach to developing validation solutions begins with risk analysis to identify critical regulatory requirements. We then formulate an overall master validation plan, specific computer system validation plans, document templates, test scripts, and standard operating procedures for every aspect of the manufacturing facility, laboratory environment, business area, and/or computer system's validation process.

The backbone of CTGLSS' validation products suite is our capability with ECM (enterprise content management) products including our own proprietary CAVS system (CTG's Automated Validation and Software Development System). CAVS is a powerful, automated environment for developing, approving and tracking validation documents and generating validation reports. This system supports electronic signatures and record keeping and the development of a validation repository which provides easy client access to best practices and reusable document templates. Our validation products suite also includes the development and delivery of educational workshops on a wide range of validation issues.

CTGLSS' validation solutions provide a cost-effective and efficient route to regulatory compliance while supporting the business need to bring FDA-regulated products to market safely and efficiently.

Solution:

VALIDATION

Market:

FINANCIAL SERVICES

The global banking, finance, securities and insurance (BFSI) market remains one of the largest users of information technology. CTG has extensive vertical market experience in the BFSI market, with specialized expertise in banking and insurance business processes, and client references ranging from small local institutions to Global 1000 companies. CTG also has significant international experience in the financial services market, which is our largest vertical market in Europe, accounting for 27.7% of 2004 revenues from our European business.

CTG's BFSI engagement experience covers traditional transactional and lending experience, and also includes the current solutions capabilities in high demand from this market: information security, regulatory compliance, and application testing. For the BFSI market, we also support mergers and acquisitions integration, risk management, e-commerce and fraud detection.

We provide financial services clients with support covering a full range of mission-critical IT functions, including staffing, applications development and maintenance, help desk, infrastructure, data center, desktop support, and network management. CTG supports a comprehensive software set used by the BFSI market and our technical skills encompass virtually every major hardware system and programming language used by the industry.

Our integrated delivery model for the BFSI market, ENABLE, is based on ISO 9001:2000-certified methodologies assessed at CMMi Level 5. ENABLE mobilizes a blend of onshore and offshore resources balanced to deliver cost-effective, high quality, and low-risk support to BFSI clients. CTG's growth focus in the BFSI vertical market is on expanding our business as an IT staffing supplier to larger U.S. financial institutions and as a solutions provider in western Europe, while increasing application management and solutions work in the U.S. market through our expanded offshore delivery capabilities.

Testing

The demand for third-party testing support is growing as U.S. companies increasingly adopt independent testing as a best practice. Independent testing is already a common practice in western Europe where CTG has performed significant testing engagements supporting the financial services market. Demand for third-party testing is rising in the financial services markets because of the high level of software and services developed or provided offshore.











The value of third party testing is that it verifies system functionality, accuracy and security by a firm not directly involved in the development or implementation of the system. CTG has based its U.S. testing product suite on the model developed by our European operations and used extensively in financial services engagements there. Our testing offering includes assessments, testing environment set-up, remote delivery and application portfolio testing. CTG's test process improvement methodology enables us to provide flexible testing support, select optimal testing tools, evaluate client testing processes, and organize client training.

Best Shore Outsourcing



In September 2004, CTG, in partnership with Polaris Software Lab Ltd., launched a hybrid outsourcing offering that combined onshore management and interface with offshore capabilities and savings. Polaris Software is a leading global provider of banking and financial technology solutions and strategic offshore IT services with CMMi Level 5 rated offshore capabilities and broad experience serving global financial services leaders.

The CTG-Polaris 'best shore' approach is designed to enhance the offshore outsourcing experience for clients while reducing the risk associated with traditional offshore outsourcing. Providing onshore management and interface reduces the communication and logistics challenges that arise when managing processes and projects across remote cultures and time zones. Our same-country-based client interface and relationship management model ensures process discipline, a complete understanding of U.S. financial processes and procedures, and effective management of security and regulatory compliance issues.

We are targeting the mid-sized BFSI market, which has yet to become a significant user of offshore outsourcing in part because of risk and management concerns. Our hybrid best shore approach to outsourcing was developed to address these concerns and offer the advantages of outsourcing with an offshore component to this still largely untapped market.

Solutions:

TESTING / BEST SHORE OUTSOURCING

Market:

MANUFACTURING AND INDUSTRY

A major focus of CTG's solutions for manufacturing clients is to increase the speed and efficiency of the 'design, produce, deliver and service' cycle through the creative application of information technology. CTG supports clients in a broad range of industries including retail, consumer products, food and beverage, fragrances and cosmetics, household appliances, automotive and tire, metals, and petrochemical. CTG also remains one of a very few IT services companies with a Total Quality Management program certified to ISO:9001-2000, making us an ideal IT partner with ISO-compliant business and manufacturing companies who value working with ISO-compliant suppliers.

Logistics and Internet-based supply chains are solutions sets where CTG has done the most significant work for manufacturing clients. Our work automating distribution and warehouse facilities numbers in the hundreds of facilities—ranging from less than 20,000 square feet to over two million square feet—in both North America and Europe. We design logistics and distribution systems to integrate seamlessly into enterprise resource planning or legacy host systems. CTG also has successfully developed wireless logistics solutions capable of operating in the most challenging manufacturing environments for radio frequency systems. Our logistics and distribution solutions enable manufacturing and retail clients to better manage inventory, enhance customer loyalty, manufacture products more efficiently, and reduce operating costs. For large retailers, CTG's customer relationship management and vendor allowance solutions complement our logistics capabilities.

CTG's expertise and experience in health safety and environment (HSE) is another capability that is a strong fit with the needs of the manufacturing sector. Current demand in the manufacturing sector is also very strong for information security and Sarbanes-Oxley compliance support, two solutions offerings that CTG expanded in 2004.

Information Security

Information security is a large and fast-growing market with estimated expenditures for security services alone expected to reach $15.5 billion for 2004 and to grow to $21.9 billion in 2006 (Source: Gartner). Increasing use of web-based applications and the electronic exchange of data, combined with expanded regulatory requirements for information security, are driving much of this growth. In response to increased market and client demand for information security support, CTG doubled the size of its security consulting staff in 2004 and expanded its offerings to provide enterprise-wide business continuity planning.











CTG's security solutions support the maintenance of secure and confidential enterprise information, regulatory compliance, and protection of business information assets. Our approach to securing organizational and business information assets proactively integrates appropriate security activities throughout our client's business and technical environment. Security assessment is our initial step and includes the comprehensive examination of our client's information security processes and structure to evaluate its current state and vulnerability. Assessments provide the foundation for improved information security architecture through development of best practice security policies and procedures, technology profiling and hardening, and design of security architecture and organization specifications. The next step is security integration to implement and manage the enhanced security architecture. These services include administration and migration strategy as well as managed security solutions where CTG technical staff and resources are used to administer client security.



Sarbanes-Oxley Compliance

Information technology is a critical component of Sarbanes-Oxley Section 404 compliance, the current focus of most public companies' corporate governance efforts. Technology is also a significant component of the next major Sarbanes-Oxley compliance deadline—Section 409 real-time reporting. Gartner estimates that U.S. companies will spend over $13 billion on Sarbanes-Oxley-related consulting and IT development and integration services between 2003 and 2007. In a survey conducted by AMR Research, 85% of responding firms indicated that the Sarbanes-Oxley Act will require them to make changes to their IT and application infrastructures.

In 2004, CTG launched a Sarbanes-Oxley practice dedicated to helping clients mobilize IT planning, process and control methodologies to support Sarbanes-Oxley compliance and future audits of IT infrastructure and data. CTG's approach to Sarbanes-Oxley is based on a six-phase process and integration of the multiple IT control layers to achieve comprehensive, efficient, and cost-effective compliance. Our Sarbanes-Oxley methodology, deliverables and recommendations are supported by CTG's significant experience and expertise in financial systems, custom systems analysis and documentation, systems and network security, testing, and systems remediation. The range of our Sarbanes-Oxley deliverables includes baseline and risk assessments, test control documentation, testing and remediation, and reporting and monitoring.

Solutions:

INFORMATION SECURITY / SARBANES-OXLEY COMPLIANCE

Consolidated Summary –
FIVE-YEAR SELECTED FINANCIAL INFORMATION

Information reported for the years 2000 to 2003 has been restated, as applicable, to reflect the disposition of CTG Nederland, B.V., effective January 1, 2004.

(amounts in millions, except per-share data)	2004	2003	2002	2001	2000
Operating Data					
Revenue	**$ 237.1**	$ 245.5	$ 256.1	$ 299.4	$ 319.1
Operating income (loss)	**$ 3.1**	$ 5.5	$ 6.0	$ 1.4	$ (4.4)***
Income (loss) from continuing operations before cumulative effect of change in accounting principle	**$ 3.0**	$ 2.7	$ 2.8	$ (1.3)	$ (3.4)***
Net income (loss)	**$ (1.4)***	$ 2.7	$ (35.7)**	$ (2.2)	$ (5.7)***
Basic net income (loss) per share from continuing operations before cumulative effect of change in accounting principle	**$ 0.18**	$ 0.16	$ 0.17	$ (0.08)	$ (0.21)***
Basic net income (loss) per share	**$ (0.09)***	$ 0.16	$ (2.15)**	$ (0.13)	$ (0.35)***
Diluted net income (loss) per share from continuing operations before cumulative effect of change in accounting principle	**$ 0.17**	$ 0.16	$ 0.16	$ (0.08)	$ (0.21)***
Diluted net income (loss) per share	**$ (0.08)***	$ 0.16	$ (2.11)**	$ (0.13)	$ (0.35)***
Cash dividend per share	**$ –**	$ –	$ –	$ –	$ 0.05
Financial Position					
Working capital	**$ 17.2**	$ 15.9	$ 16.3	$ 20.5	$ 12.9
Total assets	**$ 102.9**	$ 100.5	$ 104.5	$ 152.0	$ 165.5
Long-term debt	**$ –**	$ –	$ 8.5	$ 15.5	$ 9.7
Shareholders' equity	**$ 56.5**	$ 56.1	$ 52.4	$ 86.6	$ 88.8

* Includes a loss from discontinued operations of approximately $4.4 million, or $0.27 per basic share and $0.25 per diluted share, from the disposition of CTG Nederland, B.V., effective January 1, 2004.

** Includes a charge for the cumulative effect of a change in accounting principle related to the adoption of Financial Accounting Standard (FAS) No. 142, "Goodwill and Other Intangible Assets," which reduced net income by $37.0 million, basic net income per share by $2.23, and diluted net income per share by $2.19.

*** Includes the net expense of a restructuring charge, which increased operating loss by $4.2 million, net loss by $3.0 million, and basic and diluted net loss per share by $0.18.



Revenue
(in millions)
$300
$200
$100
$256.1
$245.5
$237.1
02
03
04



Income From Continuing Operations
Before Cumulative Effect of Change in Accounting Principle
(in millions)
$5.0
$2.5
$0
$2.8
$2.7
$3.0
02
03
04



Diluted Net Income Per Share From Continuing Operations
Before Cumulative Effect of Change in Accounting Principle
$0.20
$0.10
$0
$0.16
$0.16
$0.17
02
03
04

Forward-Looking Statements

This report contains forward-looking statements by management and the Company that are subject to a number of risks and uncertainties. The forward-looking statements contained in the report are based on information as of the date of this report. The Company assumes no obligation to update these statements based on information from and after the date of this report. Generally, forward-looking statements include words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "could," "may," "might," "should," "will" and words and phrases of similar impact. The forward-looking statements include, but are not limited to, statements regarding future operations, industry trends or conditions and the business environment, and statements regarding future levels of, or trends in, revenues, operating expenses, capital expenditures, and financing. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including the following: (i) industry conditions, including fluctuations in demand for IT services, (ii) the availability to us of qualified professional staff, (iii) industry competition, (iv) rate and wage inflation or deflation, (v) risks associated with operating in foreign jurisdictions, (vi) the impact of current and future laws and government regulation, as well as repeal or modification of same, affecting the IT solutions and staffing industry, taxes and the Company's operations in particular, (vii) renegotiations, nullification, or breaches of contracts with customers, vendors, subcontractors or other parties, (viii) consolidation among the Company's competitors or customers, and (ix) the risks described elsewhere herein and from time to time in the Company's reports to the Securities and Exchange Commission.

Several important factors should be taken into consideration when reviewing the operational results of Computer Task Group, Incorporated (CTG or the Company). These include:

The anticipated demand for information technology (IT) services

There was a steady decline in demand in the technology services sector from the second half of 1999 through 2003 as a recession in the technology industry negatively affected spending for information technology services. The Company believes that demand began to increase in 2004, and staffing demand returned to more normalized levels for the first time in five years. However, declines in spending for IT services in 2005 and in future years may again adversely affect the Company's operating results in the future as it has in the past.

The availability of qualified professional staff

The Company currently actively competes with other IT services providers for qualified professional staff. The availability, or lack thereof, of qualified professional staff may affect the Company's ability to provide services and meet the needs of its customers in the future. An inability to fulfill customer requirements due to a lack of available qualified staff may adversely impact the operations of the Company in the future.

Rate and wage inflation or deflation

While the rates at which the Company billed its customers for its services somewhat stabilized in the later part of 2003, there had been a general decline in these rates over recent years as a result of the technology recession mentioned above. The Company did experience a reduction in the rates at which it bills its customers for its services for one significant customer during the first half of 2004. Additionally, the Company actively competes against many other companies for business with new and existing clients. Competitive pressures may lead to a further decline in the rates that the Company bills its customers for its services, which may adversely effect the Company's operating results in the future.

International operations

The Company has operations in the United States and Canada in North America, and in Belgium, the United Kingdom and Luxembourg in Europe. The Company's foreign operations are subject to currency fluctuations, legislation and tax law changes, and economic climates that are different than that of the United States. Although the Company actively manages these foreign operations, economic conditions or other changes beyond the Company's control may negatively effect the Company's overall operating results.

Operations

The Company operates in one industry segment, providing IT staffing solutions services to its clients. These services include IT Staffing, Application Management Outsourcing, and IT Solutions. CTG provides these three primary services to all of the markets that it serves. The services provided typically encompass the IT business solution life cycle, including phases for planning, developing, implementing, managing, and ultimately maintaining the IT solution. A typical customer is an organization with large, complex information and data processing requirements. The Company promotes a portion of its services through four vertical market focus areas: Technology Service Providers, Financial Services, Healthcare, and Life Sciences.

Disposition of Operations

During the first quarter of 2004, the Company disposed of its Dutch operating subsidiary, CTG Nederland B.V., in a transaction in which the Company sold the subsidiary's stock and transferred the unit's business, staff, and lease and equipment obligations to the unit's management team. The effective date of the disposition was January 1, 2004, and the transaction has been treated as discontinued operations in these consolidated financial statements. As part of the transaction, the Company retained the assets and liabilities related to the defined-benefit plan for its previous employees in The Netherlands (NDBP). At the time of the disposition, the net asset of the plan totaled approximately $0.5 million. The activities of the NDBP are discussed in note 7, "Deferred Compensation Benefits," included in the Company's consolidated financial statements. This unit had previously been included in the financial results of the Company's European operations.

The loss from discontinued operations resulting from this divestiture totaled approximately $4.4 million in 2004, with approximately $4.3 million of that loss incurred in the first quarter of 2004. The loss includes a cumulative loss on disposal of approximately $3.9 million, and approximately $0.5 million from a foreign currency adjustment which had previously been reported as a direct charge to shareholders' equity. All activities related to this subsidiary have been removed from the Company's individual accounts and subsequently combined and included on the line entitled "Income (loss) from discontinued operations" on the Company's Consolidated Statements of Operations.

Revenue, loss before income taxes, and income (loss) from discontinued operations for 2004, 2003, and 2002 are as follows:

(amounts in thousands)	**2004**	**2003**	**2002**
Revenue	**$ –**	$ 6,827	$ 7,151
Loss before income taxes	**$ –**	$ (1,762)	$ (2,120)
Income (loss) from discontinued operations	**$ (4,411)**	$ 62	$ (1,397)

During 2003, the Company recorded a tax refund and interest thereon of approximately $1.1 million and $0.6 million, respectively, resulting from the resolution of a court case in The Netherlands which, for tax purposes, created a net operating loss for the Company's Dutch subsidiaries. This refund was received in 2004 and included above as part of the income from discontinued operations in 2003.

Assets and liabilities of the discontinued operations were as follows at December 31, 2003 and 2002:

(amounts in thousands)	**2003**	**2002**
Cash	$ 304	$ 743
Accounts receivable	$ 1,622	$ 1,383
Other current assets	$ 282	$ 833
Property and equipment, net	$ 341	$ 232
Current liabilities	$ 939	$ 942

As the disposition was effective January 1, 2004, the assets and liabilities of the disposed operation on that date approximated the balances at December 31, 2003.

Results of Operations

The table below sets forth data as contained on the consolidated statements of operations, with the percentage information calculated as a percentage of consolidated revenues as reported on the Company's Consolidated Statements of Operations.

Year ended December 31, (percentage of revenue)	**2004**	**2003**	**2002**
Revenue	**100.0 %**	100.0 %	100.0 %
Direct costs	**73.0 %**	72.7 %	72.0 %
Selling, general, and administrative expenses	**25.7 %**	25.0 %	25.7 %
Operating income	**1.3 %**	2.3 %	2.3 %
Interest and other expense, net	**(0.3) %**	(0.4) %	(0.6) %
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	**1.0 %**	1.9 %	1.7 %
Provision (benefit) for income taxes	**(0.3) %**	0.8 %	0.6 %
Income from continuing operations before cumulative effect of change in accounting principle	**1.3 %**	1.1 %	1.1 %
Income (loss) from discontinued operations	**(1.9) %**	–	(0.6) %
Net income (loss) before cumulative effect of change in accounting principle	**(0.6) %**	1.1 %	0.5 %
Cumulative effect of change in accounting principle	**–**	–	(14.4) %
Net income (loss)	**(0.6) %**	1.1 %	(13.9) %

2004 as compared to 2003

In 2004, the Company recorded revenue of $237.1 million, a decrease of 3.4% compared to revenue of $245.5 million recorded in 2003. Revenue from the Company's North American operations totaled $193.7 million in 2004, a decrease of 8.7% when compared to 2003 revenue of $212.1 million. Revenue from the Company's European operations totaled $43.4 million in 2004, an increase of 29.9% when compared to 2003 revenue of $33.4 million. The European revenue represented 18.3% and 13.6% of 2004 and 2003 consolidated revenue, respectively. The Company's revenue includes reimbursable expenses billed to customers. These expenses totaled $8.3 million and $6.7 million in 2004 and 2003, respectively.

In North America, the revenue decrease is primarily the result of a large outsourcing engagement involving approximately 100 billable staff ending at the end of July 2004 as the customer, who is in liquidation, decided to in-source its IT department. Offsetting this engagement was stronger demand for the staffing services the Company provides to its clients. Although demand for staffing services increased during 2004, the addition of billable staff was gradual throughout the year as compared to the large engagement ending at the end of July, and therefore only partially offset the decline in revenue. The Company has continued to see strong demand for its staffing services in the first quarter of 2005.

The significant increase in revenue in the Company's European operations in 2004 as compared to 2003 was in part due to the addition of a large healthcare project in the United Kingdom. This project accounted for approximately one-third of the year-over-year revenue increase. Additionally, the increase in year-over-year revenue was partially due to the strength of the currencies of Belgium, the United Kingdom, and Luxembourg, the countries in which the Company's European subsidiaries operate. In Belgium and Luxembourg, the functional currency is the Euro, while in the United Kingdom, the functional currency is the British pound. If there had been no change in these foreign currency exchange rates from 2003 to 2004, European and total consolidated revenues in 2004 would have been $4.1 million lower, or $39.3 million in total as compared to the $43.4 million reported in 2004.

In November 2003, the Company signed a contract with International Business Machines (IBM) for one year as one of IBM's national technical service providers for the United States. The Company and IBM recently completed the renewal of this contract for one additional year. This contract accounted for approximately 93% of all of the services provided to IBM in 2004. In 2004, IBM was the Company's largest customer, accounting for $52.6 million or 22.2% of total revenue as compared to $51.9 million or 21.1% of 2003 revenue. The Company expects to continue to derive a significant portion of its revenue from IBM in 2005 and in future years. While a decline in revenue from IBM would have a negative effect on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur due to the diversity of the projects performed for IBM and the number of locations and divisions involved. No other customer accounted for more than 10% of the Company's revenues in 2004 or 2003.

Direct costs, defined as costs for billable staff including billable out-of-pocket expenses, were 73.0% of revenue in 2004 as compared to 72.7% of 2003 revenue. The increase in direct costs as a percentage of revenue in 2004 as compared to 2003 is primarily due to higher medical benefit costs of 0.4%, offset by a change in the mix of services provided to clients.

Selling, general and administrative (SG&A) expenses were 25.7% of revenue in 2004 as compared to 25.0% of revenue in 2003. Although the percentages have increased in 2004, total SG&A expenses have decreased from 2003 as the Company continues to actively manage its cost structure in response to the revenue pressures mentioned above, which has caused overall Company revenue to decrease. In 2004, the Company did incur costs to continue to make investments in the Company in the areas of recruiting and its service offerings in order to capitalize on increases in market demand when they began to occur during 2004. Also, in addition to the use of internal resources, the Company incurred in excess of $0.5 million of costs to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which were not incurred in 2003.

Operating income was 1.3% of revenue in 2004 as compared to 2.3% of revenue in 2003. Operating income from North American operations was $2.3 million in 2004 as compared to $5.5 million in 2003, while European operations recorded operating income of $0.8 million in 2004 and $0 in 2003. Operating income in Europe was positively affected by approximately $0.1 million due to the strength of the currencies in the countries in which the Company's European subsidiaries operate.

Interest and other expense, net was 0.3% of revenue in 2004 and 0.4% in 2003. The decrease as a percentage of revenue from 2003 to 2004 is primarily due to lower average outstanding indebtedness balances in 2004.

The estimated effective tax rate (ETR) used to calculate the provision for income taxes from continuing operations was a benefit of (22.6)% in 2004 and 42% in 2003. The ETR is recalculated quarterly based upon current assumptions relating to the full year's estimated operating results, and various tax related items. The decrease in the rate in 2004 as compared to 2003 is primarily due to the Company utilizing previously recorded net operating loss tax benefits of approximately $0.5 million for its European and Canadian operations that had been fully offset by a valuation allowance, a release of approximately $0.6 million of previously recorded tax liabilities resulting from the Company's interpretation of recent tax legislation enacted in Europe, $0.4 million for state tax net operating loss tax benefits that had previously been fully offset by a valuation allowance, and a net amount of approximately $0.2 million from the release of other deferred tax items. Without these adjustments to the ETR, the rate would have been approximately 48% in 2004.

Net income from continuing operations for 2004 was 1.3% of revenue or $0.17 per diluted share, compared to net income from continuing operations of 1.1% of revenue or $0.16 per diluted share in 2003. Diluted earnings per share were calculated using 17.1 million and

16.8 million equivalent shares outstanding in 2004 and 2003 periods, respectively. The increase in equivalent shares outstanding in 2004 is due to an increase in the Company's stock price which resulted in a greater dilutive effect of outstanding stock options.

2003 as compared to 2002

In 2003, CTG recorded revenue of $245.5 million, a decrease of 4.1% when compared to 2002 revenue of $256.1 million. Revenues from the Company's North American operations totaled $212.1 million in 2003, a decrease of 6.5% when compared to 2002 revenue of $226.8 million. Revenues from the Company's European operations totaled $33.4 million, an increase of 14% when compared to 2002 revenue of $29.3 million. The European revenue represented 13.6% and 11.4% of 2003 and 2002 consolidated revenue, respectively. The Company's revenue includes reimbursable expenses billed to customers. These expenses totaled $6.7 million and $6.8 million in 2003 and 2002, respectively.

Consistent in both North America and Europe, the consolidated year-over-year revenue decrease is primarily a result of the ongoing recession in technology related investments which has had an overall negative effect on customer spending for information technology services. Although 2003 saw an increasing demand for the IT staffing services provided by the Company, a general weakness in demand for the other services offered by the Company resulted in the overall decrease in revenue year-over-year. Additionally, a change in the mix of the services provided to customers in 2003 towards providing more staffing services led to an aggregate decline in the rates of approximately 6% for which the Company bills its customers for its services.

Revenue was negatively impacted in Europe due to the technology recession; however, this was fully offset by the strengthening of the currencies of Belgium, the United Kingdom, and Luxembourg, the countries in which the Company's European subsidiaries operate. In Belgium and Luxembourg, the functional currency is the Euro, while in the United Kingdom, the functional currency is the British pound. If there had been no change in these foreign currency exchange rates from 2002 to 2003, European and total consolidated revenues for 2003 would have been $5.0 million lower. Without these exchange gains in Europe, total European revenue would have decreased $0.9 million or 3.1% from 2002.

In November 2003, the Company signed a contract with International Business Machines (IBM) for one year as one of IBM's national technical service providers for the United States. IBM has the right to extend the contract for three additional one-year periods. This contract, and its predecessor, accounted for approximately 89% of the services provided to IBM in 2003. In 2003, IBM continued to be the Company's largest customer, accounting for $51.9 million or 21.1% of total revenue as compared to $50.3 million or 19.6% of 2002 revenue. The increase in demand for staffing services that the Company experienced in 2003 was significantly impacted by IBM. However, this increase in demand was partially offset by a decline in the rates that the Company billed IBM for its services. The Company continued to derive a significant portion of its revenue from IBM in 2004.

Direct costs, defined as costs for billable staff including billable out-of-pocket expenses, were 72.7% of revenue in 2003 as compared to 72.0% of 2002 revenue. The increase in direct costs as a percentage of revenue in 2003 as compared to 2002 is due to the shift to more staffing services in the Company's sales mix and the recession previously mentioned which has adversely affected the rates at which the company bills customers for its services.

Selling, general and administrative (SG&A) expenses were 25.0% of revenue in 2003 as compared to 25.7% of revenue in 2002. The decline in SG&A expense year-over-year is due to the Company continuing to align and reduce its cost structure to the current level of revenue.

Operating income was 2.3% of revenue in 2003 and 2002. Operating income from North American operations was $5.5 million and $7.7 million in 2003 and 2002, respectively, while European operations recorded operating income of $0 in 2003 and an operating loss of $1.7 million in 2002.

Interest and other expense, net was (0.4)% of revenue in 2003 and (0.6)% in 2002. The decrease as a percentage of revenue from 2002 to 2003 is primarily due to lower average outstanding indebtedness balances and significantly lower interest rates in 2003, partially offset by a loss of approximately $(0.2) million on the sale of the property held for sale in the second quarter of 2003. The provision for income taxes from continuing operations was 42% in 2003 and 36.9% in 2002.

Net income for 2003 was 1.1% of revenue or $0.16 per diluted share, compared to a loss of 13.9% of revenue or $(2.11) per diluted share in 2002. The 2002 loss includes the cumulative effect of the change in accounting principle relating to the valuation of the Company's goodwill which totaled 14.4% of revenue, or $(2.19) per diluted share. Diluted earnings per share were calculated using 16.8 million and 16.9 million equivalent shares outstanding in 2003 and 2002, respectively. The decrease in equivalent shares outstanding in 2003 is due to a lesser dilutive effect of outstanding stock options.

Recent Accounting Pronouncements

In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses the accounting and reporting for costs associated with the exit from or disposal of a portion of a company's operations. The provisions of this standard are effective for any exit or disposal activities initiated after December 31, 2002. The Company has reviewed the provisions of this standard and applied them, as applicable, to its disposal of its Dutch operating subsidiary, CTG Nederland B.V., during the first quarter of 2004. See note 2, "Discontinued Operations" included in the Company's consolidated financial statements.

During 2003, the Emerging Issues Task Force (EITF) issued Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." This EITF addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The provisions of this EITF were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of this EITF and determined that those provisions are consistent with the Company's existing policies, and therefore the implementation of this EITF did not have a significant effect on the Company's financial position or results of operations for either the year ended December 31, 2004 or 2003. See note 1, "Summary of Significant Accounting Policies – Revenue and Cost Recognition" for a discussion of the Company's application of this EITF to the Company's 2004 consolidated financial statements.

In December 2003, the FASB issued FAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post-Retirement Benefits." This revision of FAS No. 132 requires additional disclosures about the assets, obligations, the cash flows, and the net periodic benefit costs of defined benefit plans and other defined benefit postretirement plans. The provisions of the statement, for the most part, were effective for periods ending after December 15, 2003. The Company has included these additional required disclosures, as applicable, in the notes to its consolidated financial statements, including note 7, "Deferred Compensation Benefits," and note 8, "Employee Benefits" included in the Company's consolidated financial statements.

In December 2004, the FASB issued FAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29." This standard addresses the measurement of exchanges of non-monetary assets, and amends the guidance in APB Opinion No. 29, "Accounting for Non-monetary Exchanges." The standard is effective for exchanges of non-monetary assets occurring in fiscal periods beginning after June 15, 2005. The Company has reviewed the provisions of this standard and, at this time, does not believe the adoption of the standard will have any effect on the financial position or results of operations of the Company.

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment." This FAS establishes standards for the accounting for transactions in which the Company exchanges its equity instruments for goods or services. The standard requires the Company to measure the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of the award. Currently, the Company only issues stock options in exchange for employee and director services. Under the new standard, the calculated cost of the equity awards will be recognized in the Company's results of operations over the period in which an employee or director is required to provide the services for the award. Compensation cost will not be recognized for employees or directors that do not render the requisite services.

Currently, the Company accounts for its stock-based employee compensation plans as discussed in note 1 – "Summary of Significant Accounting Policies – Stock-Based Employee Compensation," and note 10 – "Stock Option Plans." As included in the Company's consolidated financial statements, and as allowed under current guidance, CTG does not record compensation cost in its statements of operations for stock-based compensation. This new standard is effective for the Company as of the beginning of its first interim period beginning after June 15, 2005. The Company is currently in the process of evaluating the effect on its financial condition and results of operations of the adoption of this new standard.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies the financial accounting and reporting for derivative instruments, including those embedded in other contracts, and for hedging activities under FAS No. 133. The provisions of the statement, for the most part, were effective for contracts entered into and hedging activities designated after June 30, 2003. The Company has reviewed the provisions of this statement and determined that it did not have any effect on its financial position or results of operations for the year ended December 31, 2003.

In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how entities should measure and classify financial instruments with characteristics of both liabilities and equity. The provisions of this statement were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of this statement and determined that it did not have any effect on its financial position or results of operations for the year ended December 31, 2003.

During 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," and a revision of this Interpretation in December 2003. These Interpretations of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," address the consolidation by business enterprises of certain variable interest entities. If applicable, the provisions of these Interpretations were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of these Interpretations and determined that they did not have any effect on its financial position or results of operations for the year ended December 31, 2003.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires the Company's management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company's significant accounting policies are included in Note 1 to the consolidated financial statements contained in this report. These policies, along with the underlying assumptions and judgments made by the Company's management in their application, have a significant impact on the Company's consolidated financial statements. The Company identifies its most critical accounting policies as those that are the most pervasive and important to the portrayal of the Company's financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. The Company's most critical accounting policies are those related to goodwill valuation and income taxes.

Goodwill Valuation – With the required adoption of FAS No. 142 in 2002, CTG recorded a charge of $37.0 million, representing the cumulative effect of the change in accounting principle. The remaining goodwill balance of $35.7 million, relating to the company's North American operations, is evaluated annually or more frequently if facts and circumstances indicate impairment may exist. These evaluations, as applicable, are based on estimates and assumptions that may analyze the appraised value of similar transactions from which the goodwill arose, the appraised value of similar companies, or estimates of future discounted cash flows. The estimates and assumptions on which the Company's evaluations are based necessarily involve judgments and are based on currently available information, any of which could prove wrong or inaccurate when made, or become wrong or inaccurate as a result of subsequent events.

As of January 1, 2005 with the assistance of an outside third party valuation expert, and as of January 1, 2004 and 2003, the Company completed its annual valuation of the business unit to which the Company's goodwill relates. This valuation indicated that the estimated fair value of the business unit exceeded the carrying value of this unit in each period. Additionally, there are no facts or circumstances that arose during 2004 that led management to believe the goodwill was impaired. Accordingly, the Company believes no additional impairment was required to be recorded in its consolidated financial results. Changes in business conditions, which could impact future valuations, however, could lead to additional impairment charges.

Income Taxes – At December 31, 2004, the Company had a total of approximately $5.8 million of current and non-current net deferred tax assets recorded on its balance sheet. The changes in deferred tax assets and liabilities from year to year are determined based upon the changes in differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for tax purposes, as measured by the enacted tax rates when these differences are estimated to reverse. The Company has made certain assumptions regarding the timing of the reversal of these assets and liabilities, and whether taxable operating income in future periods will be sufficient to recognize all or a part of any gross deferred tax asset of the Company.

At December 31, 2004, the Company has a deferred tax asset before the valuation allowance resulting from net operating losses; in various states of approximately $0.4 million, in The Netherlands of approximately $3.6 million, and approximately $1.0 million in various other countries where it does business. Management of the Company has analyzed each jurisdiction's tax position, including forecasting potential operating profits in future years, and the expiration of the net operating loss carryforwards as applicable, and determined that it is unclear whether all of the deferred tax asset totaling $5.0 million will be realized at any point in the future. Accordingly, at December 31, 2004, the Company has offset a portion of the asset with a valuation allowance totaling $3.9 million, resulting in a net deferred tax asset from net operating loss carryforwards of approximately $1.1 million. During 2004, the valuation allowance was reduced by approximately $0.6 million, net due to a variety of factors including the Company utilizing recorded net operating loss benefits of approximately $0.5 million for its European and Canadian operations, tax rate reductions in several European countries, adjustments to discontinued operations related to The Netherlands, and $0.4 million related to state tax net operating losses in the United States, offset by an increase in the valuation allowance due to the strength of foreign currencies in the countries where the Company operates and to which the valuation allowance relates. The asset, and its potential realizability, is evaluated each quarter to determine if any additional portion of the valuation allowance should be reversed. Any additional change of this valuation allowance in the future will result in a change of the Company's effective tax rate. The $0.9 million reduction in the valuation allowance resulted in a reduction in the ETR for 2004 of approximately 34%. Any additional 1% decrease in the ETR would have equaled approximately $24,000 of additional net income in 2004.

The Company has also made a number of estimates and assumptions relating to the reporting of other assets and liabilities and the disclosure of contingent assets and liabilities to prepare the consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the SEC). Such estimates primarily relate to allowances for doubtful accounts receivable, investment valuation, legal matters, and estimates of progress toward completion and direct profit or loss on fixed-price contracts. Actual results could differ from these estimates.

Financial Condition and Liquidity

Cash provided by operating activities was $0.3 million in 2004. Net income from continuing operations totaled $3.0 million, while other non-cash adjustments, primarily consisting of depreciation expense of $2.6 million offset by deferred taxes of $(0.2) million totaled $2.4 million. Accounts receivable increased by $5.6 million as compared to December 31, 2003 primarily due to the timing of certain billings and the collection of outstanding balances at year-end 2004, which resulted in an increase in days sales outstanding to 72 days from 63 days at December 31, 2003. The ending of the large outsourcing engagement in July 2004 also negatively affected the Company's days sales outstanding calculation as the customer had prepaid its balances due to the Company. Income taxes receivable decreased $0.9 million primarily due to the receipt of approximately $1.5 million of tax refunds net of tax payments, and reduced taxes due on current year income as compared to 2003. Accounts payable increased $0.7 million, and other current liabilities increased $0.8 million primarily due to the timing of certain payments near year-end, while advance billings on contracts increased to $0.6 million due to the timing of billings near year-end. Accrued compensation decreased $2.7 million due to the timing of the U.S. bi-weekly payroll which was paid on the last day of the year in 2004.

Investing activities used $1.8 million in 2004, which represented the additions to property and equipment. The Company has no significant commitments for capital expenditures at December 31, 2004.

Financing activities provided $2.9 million of cash in 2004. The Company's current revolving credit agreement (Agreement) allows the Company to borrow up to $45 million. The Agreement is due in May 2005. The Agreement has interest rates ranging from 25 to 200 basis points over the prime rate and 125 to 300 basis points over Libor, and provides certain of the Company's assets as security for outstanding borrowings. The Company is required to meet certain financial covenants in order to maintain borrowings under the Agreement, pay dividends, and make acquisitions. At December 31, 2004, and during 2004 and 2003, the Company was in compliance with these covenants.

At December 31, 2004, there was a total of $4.7 million outstanding under this Agreement, up from $0 at December 31, 2003. The Company borrows or repays this revolving debt as needed based upon its working capital obligations, including the timing of the U.S. bi-weekly payroll which totaled $4.9 million on December 31, 2004. Daily average borrowings under this agreement for 2004 were $8.6 million. As the Agreement is due in May 2005, the Company has recorded this outstanding balance at December 31, 2004 as a current portion of long-term debt, and included the balance in current liabilities. Prior to May 2004, the outstanding balance had been recorded as long-term debt and recorded in non-current liabilities. The Company is currently in the process of negotiating with a number of financial institutions for a new, long-term agreement. Upon signing a new agreement, the Company expects to again record the outstanding amount under the new agreement as long-term debt.

The Company received approximately $0.3 million from employees for stock purchased under the Employee Stock Purchase Plan and other stock plans. The Company is authorized to repurchase a total of 3.4 million shares of its common stock for treasury and the Company's stock trusts. At December 31, 2004, approximately 3.2 million shares have been repurchased under the authorizations, leaving 0.2 million shares authorized for future purchases. No share purchases were made in 2004.

At December 31, 2004, consolidated shareholders' equity totaled $56.5 million, which is an increase of $0.4 million from December 31, 2003. The increase is primarily due to a foreign currency adjustment of $1.6 million, offset by a net loss of $1.4 million, which included approximately $0.5 million of a foreign currency adjustment resulting from the sale of the Company's Dutch operations which had previously been reported as a direct charge to shareholders' equity.

The Company believes existing internally available funds, cash potentially generated by operations, and available borrowings under the Company's current revolving line of credit totaling approximately $40.1 million at December 31, 2004, and the new agreement the Company expects to put into place in early 2005, will be sufficient to meet foreseeable working capital, capital expenditure, and possible stock repurchases, and to allow for future internal growth and expansion.

Off-Balance Sheet Arrangements

The Company did not have off-balance sheet arrangements or transactions in either 2004 or 2003.

Quantitative and Qualitative Disclosures about Market Risk

At December 31, 2004, there was a total of $4.7 million outstanding under the Company's revolving credit agreement. The credit agreement has interest rates ranging from 25 to 200 basis points over the prime rate and 125 to 300 basis points over Libor. Daily average borrowings under this credit agreement for 2004 were $8.6 million. Accordingly, a 1% increase or decrease in interest rates would increase or decrease annual interest expense by approximately $86,000.

Throughout 2004, there was a significant strengthening of the currencies of Belgium, the United Kingdom, and Luxembourg, the countries in which the Company's European subsidiaries operate. In Belgium and Luxembourg, the functional currency is the Euro, while in the United Kingdom, the functional currency is the British pound. If there had been no change in these foreign currency exchange rates from 2003 to 2004, European and total consolidated revenues in 2004 would have been $4.1 million lower, or $39.3 million in total as compared to the $43.4 million reported in 2004. The Company has historically not used any market risk sensitive instruments to hedge its foreign currency exchange risk.

Contractual Obligations

A summary of the Company's contractual obligations at December 31, 2004 is as follows:

(in millions)		Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Current portion of long-term debt	A	$ 4.7	$ 4.7	$ –	$ –	$ –
Capital lease obligations	B	–	–	–	–	–
Operating lease obligations	C	12.8	5.2	5.9	1.1	0.6
Purchase obligations	D	0.7	0.7	–	–	–
Deferred compensation benefits (United States)	E	8.4	0.7	1.4	1.5	4.8
Deferred compensation benefits (Europe)	F	–	–	–	–	–
Other long-term liabilities	G	0.1	0.1	–	–	–
	Total	$ 26.7	$ 11.4	$ 7.3	$ 2.6	$ 5.4

A The Company has a committed revolving debt agreement with a bank group totaling $45.0 million, due in May 2005. Borrowings under the agreement are secured by certain of the Company's assets, and the Company is required to meet certain financial covenants in order to maintain borrowings under the agreement, pay dividends, and make acquisitions. At December 31, 2004 and during 2004 and 2003, the Company was in compliance with these covenants. The Company uses this facility to fund its working capital obligations as needed, primarily including funding the US bi-weekly payroll. There were $4.7 million of borrowings outstanding under this agreement at December 31, 2004.

The Company currently has two outstanding letters of credit totaling approximately $0.2 million that collateralize an office lease and an employee benefit program.

B The Company does not have any, and is not committed to enter any capital lease obligations at this time.

C Operating lease obligations relate to the rental of office space, office equipment, and automobiles leased in the Company's European operations. Total rental expense under operating leases in 2004, 2003, and 2002 was approximately $7.4 million, $7.5 million, and $7.6 million, respectively.

D The Company is currently obligated to spend in 2005 approximately $0.2 million for computer-based training courses, $0.3 million for software maintenance and support fees, and $0.2 million for recruiting services.

E The Company is committed for deferred compensation benefits in the United States under two plans. The Executive Supplemental Benefit Plan (ESBP) provides a current and certain former key executives with deferred compensation benefits. The ESBP was amended as of November 30, 1994 to freeze benefits for participants at that time. Currently, 11 individuals are receiving benefits under this plan. The ESBP is deemed to be unfunded as the Company has not specifically identified Company assets to be used to discharge the deferred compensation benefit liabilities.

The Company also has a non-qualified defined-contribution deferred compensation plan for certain key executives. There were no contributions to this plan in 2004, and only one executive currently has a vested balance under the plan.

F The Company retained a contributory defined-benefit plan for its previous employees located in The Netherlands when the Company disposed of its subsidiary, CTG Nederland B.V., in the first quarter of 2004. This plan was curtailed on January 1, 2003 for additional contributions. As this plan is fully funded at December 31, 2004, the Company does not anticipate making any additional payments to fund the Plan.

G The Company has other long-term liabilities totaling $0.1 million, primarily reflecting the cost for access to informational databases provided by a vendor to the Company.

Consolidated
STATEMENTS OF OPERATIONS

Year ended December 31, (amounts in thousands, except per-share data)	2004	2003	2002
Revenue	**$ 237,122**	$ 245,514	$ 256,125
Direct costs	**173,025**	178,530	184,335
Selling, general, and administrative expenses	**60,999**	61,453	65,812
Operating income	**3,098**	5,531	5,978
Interest and other income	**103**	61	187
Interest and other expense	**(780)**	(968)	(1,793)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	**2,421**	4,624	4,372
Provision (benefit) for income taxes	**(546)**	1,942	1,613
Income from continuing operations before cumulative effect of changes in accounting principle	**2,967**	2,682	2,759
Income (loss) from discontinued operations (including loss on disposal of $3.9 million in 2004)	**(4,411)**	62	(1,397)
Net income (loss) before cumulative effect of change in accounting principle	**(1,444)**	2,744	1,362
Cumulative effect of change in accounting principle	**–**	–	(37,038)
Net income (loss)	**$ (1,444)**	$ 2,744	$ (35,676)
Basic net income (loss) per share:			
Continuing operations	**$ 0.18**	$ 0.16	$ 0.17
Discontinued operations	**(0.27)**	–	(0.09)
Net income (loss) before cumulative effect of change in accounting principle	**(0.09)**	0.16	0.08
Cumulative effect of change in accounting principle	**–**	–	(2.23)
Basic net income (loss) per share	**$ (0.09)**	$ 0.16	$ (2.15)
Diluted net income (loss) per share:			
Continuing operations	**$ 0.17**	$ 0.16	$ 0.16
Discontinued operations	**(0.25)**	–	(0.08)
Net income (loss) before cumulative effect of change in accounting principle	**(0.08)**	0.16	0.08
Cumulative effect of change in accounting principle	**–**	–	(2.19)
Diluted net income (loss) per share	**$ (0.08)**	$ 0.16	$ (2.11)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
BALANCE SHEETS

December 31, (amounts in thousands, except share balances)	2004	2003
Assets		
Current assets:		
Cash and temporary cash investments	$ 4,488	$ 5,197
Accounts receivable, net	46,741	40,062
Prepaids and other	1,986	2,256
Income taxes receivable	225	1,239
Deferred income taxes	1,572	502
Assets from discontinued operations	–	2,549
Total current assets	55,012	51,805
Property and equipment, net of accumulated depreciation	6,075	6,846
Goodwill	35,678	35,678
Deferred income taxes	4,249	4,511
Other assets	1,846	1,641
Total assets	$ 102,860	$ 100,481
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 9,263	$ 10,423
Accrued compensation	16,831	19,066
Advance billings on contracts	1,892	1,270
Other current liabilities	5,170	4,255
Current portion of long-term debt	4,650	–
Liabilities from discontinued operations	–	939
Total current liabilities	37,806	35,953
Deferred compensation benefits	8,570	8,337
Other long-term liabilities	–	60
Total liabilities	46,376	44,350
Shareholders' equity:		
Common stock, par value $.01 per share, 150,000,000 shares authorized; 27,017,824 shares issued	270	270
Capital in excess of par value	111,272	111,333
Retained earnings	38,997	40,441
Less: Treasury stock of 6,148,990 shares at cost	(31,416)	(31,416)
Stock Trusts of 4,057,857 and 4,152,119 shares at cost, respectively	(58,045)	(58,446)
Accumulated other comprehensive loss:		
Foreign currency adjustment	(3,205)	(4,840)
Minimum pension liability adjustment	(1,389)	(1,211)
Accumulated other comprehensive loss	(4,594)	(6,051)
Total shareholders' equity	56,484	56,131
Total liabilities and shareholders' equity	$ 102,860	$ 100,481

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
STATEMENTS OF CASH FLOWS

Year ended December 31, (amounts in thousands)	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ (1,444)	$ 2,744	$ (35,676)
Cumulative effect of change in accounting principle	–	–	(37,038)
Income (loss) from discontinued operations	(4,411)	62	(1,397)
Income from continuing operations	2,967	2,682	2,759
Adjustments:			
Depreciation expense	2,625	3,226	3,742
Deferred income taxes	(194)	(86)	215
Tax benefit on stock option exercises	18	4	–
Loss on sales of property and equipment and property held for sale	31	220	142
Deferred compensation	55	22	(499)
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	(5,607)	4,746	7,188
(Increase) decrease in prepaids and other	334	(716)	766
(Increase) decrease in income taxes receivable	873	(1,226)	22
(Increase) decrease in other assets	(129)	38	(863)
Increase (decrease) in accounts payable	675	428	(2,117)
Decrease in accrued compensation	(2,687)	(275)	(5,232)
Increase (decrease) in advance billings on contracts	622	(337)	303
Increase (decrease) in other current liabilities	772	227	(1,249)
Decrease in other long-term liabilities	(60)	(290)	(187)
Net cash provided by operating activities	295	8,663	4,990
Cash flows from investing activities:			
Additions to property and equipment	(1,841)	(1,492)	(1,821)
Proceeds from sales of property and equipment and property held for sale	15	2,283	22
Net cash provided by (used in) investing activities	(1,826)	791	(1,799)
Cash flows from financing activities:			
Proceeds from (payments on) long-term revolving debt, net	4,650	(8,497)	(7,015)
Change in cash overdraft, net	(2,094)	(557)	2,040
Proceeds from Employee Stock Purchase Plan	162	215	331
Purchase of stock for treasury	–	–	(6)
Proceeds from other stock plans	160	51	24
Net cash provided by (used in) financing activities	2,878	(8,788)	(4,626)
Net cash from discontinued operations	(2,308)	1,035	(387)
Effect of exchange rate changes on cash and temporary cash investments	252	625	401
Net increase (decrease) in cash and temporary cash investments	(709)	2,326	(1,421)
Cash and temporary cash investments at beginning of year	5,197	2,871	4,292
Cash and temporary cash investments at end of year	$ 4,488	$ 5,197	$ 2,871

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(amounts in thousands)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings
Balance as of December 31, 2001	27,018	$270	$111,500	$73,373
Employee Stock Purchase Plan share issuance	–	–	(27)	–
Stock Option Plan share issuance	–	–	(8)	–
Comprehensive income (loss):				
Net loss	–	–	–	(35,676)
Foreign currency adjustment	–	–	–	–
Minimum pension liability adjustment	–	–	–	–
Total comprehensive income (loss)	–	–	–	(35,676)
Balance as of December 31, 2002	27,018	270	111,465	37,697
Employee Stock Purchase Plan share issuance	–	–	(99)	–
Stock Option Plan share issuance	–	–	(33)	–
Comprehensive income (loss):				
Net income	–	–	–	2,744
Foreign currency adjustment	–	–	–	–
Minimum pension liability adjustment	–	–	–	–
Total comprehensive income (loss)	–	–	–	2,744
Balance as of December 31, 2003	27,018	270	111,333	40,441
Employee Stock Purchase Plan share issuance	–	–	(14)	–
Stock Option Plan share issuance	–	–	(47)	–
Comprehensive income (loss):				
Net loss	–	–	–	(1,444)
Foreign currency adjustment	–	–	–	–
Minimum pension liability adjustment	–	–	–	–
Total comprehensive income (loss)	–	–	–	(1,444)
Balance as of December 31, 2004	**27,018**	**$270**	**$111,272**	**$38,997**

The accompanying notes are an integral part of these consolidated financial statements.

Treasury Stock		Stock Trusts		Foreign Currency Adjustment	Minimum Pension Liability Adjustment	Total Shareholders' Equity
Shares	Amount	Shares	Amount			
6,148	$(31,410)	4,338	$(59,239)	$(7,284)	$(583)	$86,627
–	–	(84)	358	–	–	331
1	(6)	(8)	33	–	–	19
–	–	–	–	–	–	(35,676)
–	–	–	–	1,168	–	1,168
–	–	–	–	–	(99)	(99)
–	–	–	–	1,168	(99)	(34,607)
6,149	(31,416)	4,246	(58,848)	(6,116)	(682)	52,370
–	–	(73)	314	–	–	215
–	–	(21)	88	–	–	55
–	–	–	–	–	–	2,744
–	–	–	–	1,276	–	1,276
–	–	–	–	–	(529)	(529)
–	–	–	–	1,276	(529)	3,491
6,149	(31,416)	4,152	(58,446)	(4,840)	(1,211)	56,131
–	–	(41)	176	–	–	162
–	–	(53)	225	–	–	178
–	–	–	–	–	–	(1,444)
–	–	–	–	1,635	–	1,635
–	–	–	–	–	(178)	(178)
–	–	–	–	1,635	(178)	13
6,149	**$(31,416)**	**4,058**	**$(58,045)**	**$(3,205)**	**$(1,389)**	**$56,484**

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Computer Task Group, Incorporated, and its subsidiaries (the Company or CTG), located primarily in North America and Europe. There are no unconsolidated entities, or off balance sheet arrangements. All intercompany accounts and transactions have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform to the current year presentation. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Such estimates primarily relate to the valuation of goodwill, allowances for doubtful accounts receivable and deferred tax assets, investment valuation, legal matters, actuarial assumptions, and estimates of progress toward completion and direct profit or loss on fixed-price contracts. Actual results could differ from those estimates.

The Company operates in one industry segment, providing IT staffing solutions services to its clients. These services include IT Staffing, Application Management Outsourcing, and IT Solutions. CTG provides these three primary services to all of the markets that it serves. The services provided typically encompass the IT business solution life cycle, including phases for planning, developing, implementing, managing, and ultimately maintaining the IT solution. A typical customer is an organization with large, complex information and data processing requirements. The Company promotes a portion of its services through four vertical market focus areas: Technology Service Providers, Financial Services, Healthcare, and Life Sciences.

Revenue and Cost Recognition

The Company primarily recognizes revenue on time-and-materials and monthly fee contracts as hours are expended and costs are incurred. Fixed-price contracts accounted for under the percentage-of-completion method represented approximately four percent of 2004, three percent of 2003, and three percent of 2002 revenue, respectively. The amount of revenue recorded is a factor of the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract. Fixed-price contract costs include all direct labor and material costs and those indirect costs related to contract performance. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. As required, the Company includes billable expenses in its accounts as both revenue and direct costs. These billable expenses totaled $8.3 million, $6.7 million, and $6.8 million in 2004, 2003 and 2002, respectively.

In 2003, the Emerging Issues Task Force (EITF) issued Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." This EITF addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities to determine if separate units of accounting exist in such projects. The provisions of this EITF were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of this EITF and determined that those provisions are consistent with the Company's existing policies, and therefore the implementation of this EITF did not have a significant effect on the Company's financial position or results of operations for the year ended December 31, 2004 or 2003.

Accounts receivable is reconciled to the consolidated balance sheets at December 31, 2004 and 2003 as follows:

December 31, (amounts in thousands)	**2004**	**2003**
Accounts receivable, gross	**$ 48,549**	$ 41,562
Allowance for doubtful accounts	**(1,327)**	(1,174)
Discounts	**(481)**	(239)
Projects reserve	**–**	(87)
Accounts receivable, net	**$ 46,741**	$ 40,062

Bad debt expense (benefit) in 2004, 2003 and 2002 was $0.4 million, $0.5 million, and $(0.6) million, respectively. The benefit balance in 2002 reflects the favorable resolution of several significant accounts during the year that had been expensed in prior years.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2004 and 2003, the carrying amounts of the Company's financial instruments, which include cash and temporary cash investments ($4.5 million and $5.2 million, respectively), accounts receivable, net ($46.7 million and $40.1 million, respectively), prepaid and other assets ($2.0 million and $2.3 million, respectively), accounts payable ($9.3 million and $10.4 million, respectively), and current portion of long-term debt ($4.7 million and $0, respectively), approximate fair value.

Property and Equipment

Property and equipment are generally stated at historical cost less accumulated depreciation (see "Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of"). Depreciation is computed using the straight-line method based on estimated useful lives of one year to 30 years, and begins after an asset has been put into service. The cost of property or equipment sold or otherwise disposed of, along with related accumulated depreciation, is eliminated from the accounts, and the resulting gain or loss is reflected in current earnings. Maintenance and repairs are charged to expense when incurred, while significant betterments to existing assets are capitalized.

Goodwill

In July 2001, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard (FAS) No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets." The Company adopted these standards as of January 1, 2002.

In conjunction with the adoption of FAS No. 142, the initial valuation of the business unit for which the Company's goodwill relates was completed in 2002 by management with the assistance of an independent appraisal company. Such valuation indicated that the carrying value of the business unit was greater than the determined fair value. The goodwill on the Company's balance sheet primarily related to the acquisition in February 1999 of the healthcare information technology services provider Elumen Solutions, Inc. Although the revenues and profits for this unit decreased in 2000 and 2001, in 2002 the revenues and profits for that unit were similar to when the acquisition was completed in 1999. However, the valuation of technology companies in 1999 was relatively high as compared to the valuations at the beginning of 2002. Accordingly, as a result of the valuation which considered the fair market values of similar companies, the Company recorded a $37.0 million non-cash charge for impairment of goodwill in that business unit in the Company's 2002 year-to-date financial results, as a cumulative effect of a change in accounting principle. There was no tax associated with this impairment as the amortization of this goodwill was not deductible for tax purposes.

As of January 1, 2005 with the assistance of an independent appraisal company, and as of January 1, 2004 and 2003, the Company completed its annual valuation of the business unit to which the Company's goodwill relates. These valuations, as applicable, are based on estimates and assumptions that may analyze the appraised value of similar transactions from which the goodwill arose, the appraised value of similar companies, or estimates of future discounted cash flows. The valuations indicated that the estimated fair value of the business unit exceeded the carrying value of this unit in each period. Additionally, there are no facts or circumstances that arose during 2004, 2003, or 2002 that led management to believe the goodwill was impaired. Accordingly, the Company believes no additional impairment is required to be recorded in its consolidated financial results.

The remaining goodwill balance at December 31, 2004 of $35.7 million is included in the Company's North American operations.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

During 2002, the Company began to actively market one of its owned properties for sale, and classified this property as held for sale on the consolidated balance sheet as of December 31, 2002. During the 2002 third quarter, the Company made an adjustment of approximately $0.1 million to the carrying value of this asset in order to write down the property's value to the anticipated net fair value. The property was subsequently sold during the second quarter of 2003 for approximately $2.2 million. The Company recorded an additional loss of approximately $(0.2) million at the time of the sale.

Income Taxes

The Company provides deferred income taxes for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred income taxes relate principally to deferred compensation, net operating loss carryforwards, goodwill amortization, and accelerated depreciation. In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the levels of historical taxable income or loss, and projections for future taxable income or loss over the years in which the deferred tax assets are deductible, and the expiration of the various state net operating loss carryforwards of 5 to 20 years which begin to expire in 2005, the expiration of the Canadian net operating loss carryforward of 7 years which begins to expire in 2007, and the net operating losses for the various countries in Europe which have no expiration, at December 31, 2004 management believes that it is more likely than not that the Company will realize the benefits, net of the established valuation allowance, of these deferred tax assets in the future. See note 5, "Income Taxes".

Tax credits, if any, are accounted for as a reduction of the income tax provision in the year in which they are realized (flow-through method).

For the years ended December 31, 2004, 2003, and 2002, the tax expense associated with the minimum pension liability adjustment was $0.1 million, $0.4 million, and $0.1 million, respectively.

Stock-Based Employee Compensation

The Company accounts for its stock-based employee compensation plans in accordance with the provisions of FAS No. 123, "Accounting for Stock-Based Compensation," and FAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which allows entities to continue to apply the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, no stock-based employee compensation cost is reflected in the net income (loss) of the Company for the periods presented in these consolidated financial statements, as all options granted by the Company had an exercise price that was equal to or greater than the underlying common stock at the date of grant. See note 10, "Stock Option Plans."

The following table details the effect on net income (loss) and basic and diluted net income (loss) per share as if the Company had adopted the fair value recognition provisions of FAS No. 123 as they apply to stock-based employee compensation:

(amounts in thousands, except per-share data)	2004	2003	2002
Net income (loss), as reported	**$ (1,444)**	$ 2,744	$ (35,676)
Stock-based employee compensation expense as calculated under the fair value method for all awards, net of tax	**(1,082)**	(1,253)	(1,531)
Pro forma net income (loss)	**$ (2,526)**	$ 1,491	$ (37,207)
Basic net income (loss) per share:			
As reported	**$ (0.09)**	$ 0.16	$ (2.15)
Pro forma	**$ (0.15)**	$ 0.09	$ (2.25)
Diluted net income (loss) per share:			
As reported	**$ (0.08)**	$ 0.16	$ (2.11)
Pro forma	**$ (0.15)**	$ 0.09	$ (2.20)

Pro forma amounts for compensation cost may not be indicative of the effects on earnings for future years. The Company's pro forma amounts of compensation expense, net of tax, are calculated using the straight-line method of calculating expense for the pro rata vesting that occurs for the Company's outstanding stock options.

Derivatives

On January 1, 2001, the Company adopted the provisions of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and those of FAS No. 137 and FAS No. 138, which deferred the effective date and amended FAS No. 133, respectively. These standards provide accounting and reporting guidelines for derivative investments, including those embedded in other contracts, and for hedging activities. The Company evaluated each of these standards and compared the guidance provided to its current accounting practices, and determined that, as the Company does not partake in derivative or hedging activities, the adoption of the standards had no effect on the consolidated financial statements, and required minimal disclosure by the Company.

Net Income (Loss) Per Share

Basic and diluted earnings (loss) per share (EPS) for the years ended December 31, 2004, 2003, and 2002 are as follows:

For the year ended (amounts in thousands, except per-share data)	**Net Income (Loss)**	**Weighted-Average Shares**	**Earnings (Loss) per Share**
December 31, 2004			
Basic EPS			
Income from continuing operations	$ 2,967	16,761	$ 0.18
Loss from discontinued operations	(4,411)	16,761	(0.27)
Net loss	$ (1,444)	16,761	$ (0.09)
Diluted EPS			
Income from continuing operations	$ 2,967	17,140	$ 0.17
Loss from discontinued operations	(4,411)	17,140	(0.25)
Net loss	$ (1,444)	17,140	$ (0.08)
December 31, 2003			
Basic EPS			
Income from continuing operations	$ 2,682	16,663	$ 0.16
Income from discontinued operations	62	16,663	–
Net income	$ 2,744	16,663	$ 0.16
Diluted EPS			
Income from continuing operations	$ 2,682	16,846	$ 0.16
Income from discontinued operations	62	16,846	–
Net income	$ 2,744	16,846	$ 0.16
December 31, 2002			
Basic EPS			
Income from continuing operations before cumulative effect of change in accounting principle	$ 2,759	16,567	$ 0.17
Loss from discontinued operations	(1,397)	16,567	(0.09)
Income before cumulative effect of change in accounting principle	1,362	16,567	0.08
Cumulative effect of change in accounting principle	(37,038)	16,567	(2.23)
Net loss	$ (35,676)	16,567	$ (2.15)
Diluted EPS			
Income from continuing operations before cumulative effect of change in accounting principle	$ 2,759	16,895	$ 0.16
Loss from discontinued operations	(1,397)	16,895	(0.08)
Income before cumulative effect of change in accounting principle	1,362	16,895	0.08
Cumulative effect of change in accounting principle	(37,038)	16,895	(2.19)
Net loss	$ (35,676)	16,895	$ (2.11)

Weighted-average shares represent the average of issued shares less treasury shares and less the shares held in the Stock Trusts. In 2004, 2003 and 2002, the dilutive effect of outstanding stock options was 379,000, 183,000 and 328,000 weighted-average shares, respectively.

Options to purchase 1.8 million, 1.6 million, and 1.8 million shares of common stock were outstanding at December 31, 2004, 2003, and 2002, respectively, but were not included in the computation of diluted earnings per share, as the options' exercise price was greater than the average market price of the common shares.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for assets and liabilities using current exchange rates in effect at the balance sheet date, for equity accounts using historical exchange rates, and for revenue and expense activity using the applicable month's average exchange rates. During 2004, the Company recorded a gain totaling approximately $30,000 from a foreign currency transaction for the planned settlement of intercompany balances.

Statement of Cash Flows

For purposes of the statement of cash flows, cash and temporary cash investments are defined as cash on hand; demand deposits; and short-term, highly liquid investments with a maturity of three months or less. Additionally, as the Company does not fund its bank accounts for the checks it has written until the checks are presented to the bank for payment, the change in cash overdraft, net represents the increase or decrease in outstanding checks.

Interest paid during 2004, 2003, and 2002 amounted to $0.4 million, $0.5 million, and $1.6 million, respectively, while net income tax payments (receipts) totaled $(1.5) million, $1.1 million, and $1.9 million for the respective years.

Related Party Transactions

The Company did not have any related party arrangements or transactions in 2004, 2003 or 2002.

Accounting Standards Pronouncements

In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses the accounting and reporting for costs associated with the exit from or disposal of a portion of a company's operations. The provisions of this standard are effective for any exit or disposal activities initiated after December 31, 2002. The Company has reviewed the provisions of this standard and applied them, as applicable, to its disposal of its Dutch operating subsidiary, CTG Nederland B.V., during the first quarter of 2004. See note 2, "Discontinued Operations."

During 2003, the Emerging Issues Task Force (EITF) issued Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." This EITF addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The provisions of this EITF were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of this EITF and determined that those provisions are consistent with the Company's existing policies, and therefore the implementation of this EITF did not have a significant effect on the Company's financial position or results of operations for either the year ended December 31, 2004 or 2003. See note 1, "Summary of Significant Accounting Policies – Revenue and Cost Recognition" for a discussion of the Company's application of this EITF to the Company's 2004 consolidated financial statements.

In December 2003, the FASB issued FAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post-Retirement Benefits." This revision of FAS No. 132 requires additional disclosures about the assets, obligations, the cash flows, and the net periodic benefit costs of defined benefit plans and other defined benefit postretirement plans. The provisions of the statement, for the most part, were effective for periods ending after December 15, 2003. The Company has included these additional required disclosures, as applicable, in the notes to its consolidated financial statements, including note 7, "Deferred Compensation Benefits," and note 8, "Employee Benefits."

In December 2004, the FASB issued FAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29." This standard addresses the measurement of exchanges of non-monetary assets, and amends the guidance in APB Opinion No. 29, "Accounting for Non-monetary Exchanges." The standard is effective for exchanges of non-monetary assets occurring in fiscal periods beginning after June 15, 2005. The Company has reviewed the provisions of this standard and, at this time, does not believe the adoption of the standard will have any effect on the financial position or results of operations of the Company.

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment." This FAS establishes standards for the accounting for transactions in which the Company exchanges its equity instruments for goods or services. The standard requires the Company to measure the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of the award. Currently, the Company only issues stock options in exchange for employee and director services. Under the new standard, the calculated cost of the equity awards will be recognized in the Company's results of operations over the period in which an employee or director is required to provide the services for the award. Compensation cost will not be recognized for employees or directors that do not render the requisite services.

Currently, the Company accounts for its stock-based employee compensation plans as discussed above in note 1 – "Summary of Significant Accounting Policies – Stock-Based Employee Compensation," and note 10 – "Stock Option Plans," and as allowed under current guidance, does not record compensation cost in its statements of operations for stock-based compensation. This new standard is effective for the Company as of the beginning of its first interim period beginning after June 15, 2005. The Company is currently in the process of evaluating the effect on its financial condition and results of operations of the adoption of this new standard.

2. Discontinued Operations

During the first quarter of 2004, the Company disposed of its Dutch operating subsidiary, CTG Nederland B.V., in a transaction in which the Company sold the subsidiary's stock and transferred the unit's business, staff, and lease and equipment obligations to the unit's management team. The effective date of the disposition was January 1, 2004, and the transaction has been treated as discontinued operations in these consolidated financial statements. As part of the transaction, the Company retained the assets and liabilities related to the defined-benefit plan for its previous employees in The Netherlands (NDBP). At the time of the disposition, the net asset of the plan totaled approximately $0.5 million. The activities of the NDBP are discussed in note 7, "Deferred Compensation Benefits." This unit had previously been included in the financial results of the Company's European operations.

The loss from discontinued operations resulting from this divestiture totaled approximately $4.4 million in 2004, with approximately $4.3 million of that loss incurred in the first quarter of 2004. The loss includes a cumulative loss on disposal of approximately $3.9 million, and approximately $0.5 million from a foreign currency adjustment which had previously been reported as a direct charge to shareholders' equity. All activities related to this subsidiary have been removed from the Company's individual accounts and subsequently combined and included on the line entitled "Income (loss) from discontinued operations" on the Company's Consolidated Statements of Operations.

Revenue, loss before income taxes, and income (loss) from discontinued operations for 2004, 2003, and 2002 are as follows:

(amounts in thousands)	2004	2003	2002
Revenue	**$ –**	$ 6,827	$ 7,151
Loss before income taxes	**$ –**	$ (1,762)	$ (2,120)
Income (loss) from discontinued operations	**$ (4,411)**	$ 62	$ (1,397)

During 2003, the company recorded a tax refund and interest thereon of approximately $1.1 million and $0.6 million, respectively, resulting from the resolution of a court case in The Netherlands which, for tax purposes, created a net operating loss for the company's Dutch subsidiaries. This refund was received in 2004 and included above as part of the income from discontinued operations in 2003.

Assets and liabilities of the discontinued operations were as follows at December 31, 2003 and 2002:

(amounts in thousands)	2003	2002
Cash	$ 304	$ 743
Accounts receivable	$ 1,622	$ 1,383
Other current assets	$ 282	$ 833
Property and equipment, net	$ 341	$ 232
Current liabilities	$ 939	$ 942

As the disposition was effective January 1, 2004, the assets and liabilities of the disposed operation on that date approximated the balances at December 31, 2003.

3. Property and Equipment

Property and equipment at December 31, 2004 and 2003 are summarized as follows:

December 31, (amounts in thousands)	Useful Life (years)	2004	2003
Land	–	**$ 378**	$ 378
Buildings	30	**4,527**	4,456
Equipment	2-5	**10,633**	12,883
Furniture	5-10	**4,860**	4,890
Software	1-5	**7,494**	8,299
Leasehold improvements	3-10	**2,801**	2,612
		30,693	33,518
Less accumulated depreciation		**(24,618)**	(26,672)
		$ 6,075	$ 6,846

During 2002, the Company began to actively market for sale a building it owned, and had classified this property as held for sale on the consolidated balance sheet at December 31, 2002. During the third quarter of 2002, the Company made an adjustment of approximately $0.1 million to the carrying value of this building in order to adjust the property's value to the anticipated net fair value. The property was subsequently sold during the second quarter of 2003 for approximately $2.2 million. The Company recorded an additional loss of approximately $(0.2) million at the time of the sale.

4. Debt

During 2002, the Company amended and restated its existing revolving line of credit agreement (Agreement). At that time, the new Agreement had a borrowing limit of $50 million. During December 2003, the Company paid off a $5 million term loan, which reduced the overall borrowing limit of the Agreement to $45 million. As the Agreement is due in May 2005, the Company has recorded this outstanding balance at December 31, 2004 as a current portion of long-term debt, and included the balance in current liabilities. Prior to May 2004, the outstanding balance had been recorded as long-term debt and recorded in non-current liabilities. The Company is currently in the process of negotiating with a number of financial institutions for a new, long-term agreement. The Agreement has interest rates ranging from 25 to 200 basis points over the prime rate and 125 to 300 basis points over Libor, and provides certain of the Company's assets as security for outstanding borrowings. The Company is required to meet certain financial covenants in order to maintain borrowings under the Agreement, pay dividends, and make acquisitions. At December 31, 2004 and during 2004 and 2003, the Company was in compliance with these covenants. At December 31, 2004 and 2003, there were $4.7 million and $0 outstanding, respectively, under the Agreement. Additionally, at December 31, 2004 and 2003, there were $0.2 million and $0.1 million, respectively, outstanding under letters of credit under this Agreement.

The maximum amounts outstanding under the revolving credit Agreements during 2004, 2003, and 2002 were $14.7 million, $20.7 million, and $29.7 million, respectively. Average borrowings outstanding for the years 2004, 2003, and 2002 were $8.6 million, $12.4 million, and $20.5 million, respectively, and carried weighted-average interest rates of 3.5%, 3.4%, and 4.1%, respectively. The Company incurred commitment fees totaling approximately $0.1 million in each of 2004, 2003 and 2002 relative to the Agreement.

5. Income Taxes

The provision (benefit) for income taxes for 2004, 2003, and 2002 consists of the following:

(amounts in thousands)	2004	2003	2002
Domestic and foreign components of income (loss) before income taxes are as follows:			
Domestic	**$ 2,552**	$ 6,049	$ 6,126
Foreign	**(131)**	(1,425)	(1,754)
	$ 2,421	$ 4,624	$ 4,372
The provision (benefit) for income taxes consists of:			
Current tax:			
U.S. federal	**$ 201**	$ 1,648	$ 494
Foreign	**(683)**	–	199
U.S. state and local	**188**	545	592
	(294)	2,193	1,285
Deferred tax:			
U.S. federal	**12**	(165)	904
Foreign	**316**	(133)	(707)
U.S. state and local	**(580)**	47	131
	(252)	(251)	328
	$ (546)	$ 1,942	$ 1,613
The effective and statutory income tax rate can be reconciled as follows:			
Tax at statutory rate of 34%	**$ 823**	$ 1,572	$ 1,486
State tax, net of federal benefits	**102**	360	415
Benefit of state net operating losses previously offset by valuation allowances	**(356)**	–	–
Non-taxable income	**(455)**	(206)	(341)
Non-deductible expenses	**600**	227	271
Change in beginning of year temporary differences	**(151)**	–	–
Change in estimate primarily related to recent tax legislation enacted in Europe	**(639)**	–	(215)
Benefit of foreign net operating losses previously offset by valuation allowances	**(524)**	–	–
Foreign tax rate change	**47**	–	–
Other, net	**7**	(11)	(3)
	$ (546)	$ 1,942	$ 1,613
Effective income tax rate	**(22.6)%**	42.0%	36.9%

The estimated effective tax rate (ETR) used to calculate the provision for income taxes from continuing operations was a benefit of (22.6)% in 2004 and 42% in 2003. The ETR is recalculated quarterly based upon current assumptions relating to the full year's estimated operating results, and various tax related items. The decrease in the rate in 2004 as compared to 2003 is primarily due to the Company utilizing previously recorded net operating loss tax benefits of approximately $0.5 million for its European and Canadian operations that had been fully offset by a valuation allowance, a release of approximately $0.6 million of previously recorded tax liabilities resulting from the Company's interpretation of recent tax legislation enacted in Europe, $0.4 million for state tax net operating loss tax benefits that had previously been fully offset by a valuation allowance, and a net amount of approximately $0.2 million from the release of other deferred tax items.

The Company's deferred tax assets and liabilities at December 31, 2004 and 2003 consist of the following:

December 31, (amounts in thousands)	2004	2003
Assets		
Deferred compensation	**$ 3,191**	$ 3,107
Loss carryforwards	**4,995**	5,628
Accruals deductible for tax purposes when paid	**119**	100
Allowance for doubtful accounts	**421**	402
Amortization	**918**	1,037
State taxes	**643**	594
Gross deferred tax assets	**10,287**	10,868
Liabilities		
Depreciation	**567**	724
Amortization	**–**	30
Exchange gain on foreign transactions	**–**	655
Gross deferred tax liabilities	**567**	1,409
Deferred tax assets valuation allowance	**3,899**	4,446
Net deferred tax assets	**$ 5,821**	$ 5,013
Net deferred assets and liabilities are recorded at December 31, 2004 and 2003 as follows:		
Net current assets	**$ 1,572**	$ 502
Net non-current assets	**4,249**	4,511
Net deferred tax assets	**$ 5,821**	$ 5,013

In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the levels of historical taxable income or loss and projections for future taxable income or loss over the years in which the deferred tax assets are deductible, at December 31, 2004 management believes that it is more likely than not that the Company will realize the benefits, net of the established valuation allowance, of these deferred tax assets in the future.

For the loss carryforwards the Company has recorded as deferred tax assets, the expiration of the various state net operating loss carryforwards totaling approximately $99 million is 5 to 20 years and these losses begin to expire in 2005. For Canada, the expiration of the net operating loss carryforward totaling $0.6 million is 7 years and begins to expire in 2007, and for Europe, the net operating loss carryforwards for The Netherlands, Belgium, the United Kingdom, and Luxembourg total approximately $13.8 million, and have no expiration date.

At December 31, 2004, the Company has a deferred tax asset before the valuation allowance resulting from net operating losses; in various states of approximately $0.4 million, in The Netherlands of approximately $3.6 million, and approximately $1.0 million in various other countries where it does business. Management of the Company has analyzed each jurisdiction's tax position, including forecasting potential operating profits in future years, and the expiration of the net operating loss carryforwards as applicable, and determined that it is unclear whether all of the deferred tax asset totaling $5.0 million will be realized at any point in the future. Accordingly, at December 31, 2004, the Company has offset a portion of the asset with a valuation allowance totaling $3.9 million, resulting in a net deferred tax asset from net operating loss carryforwards of approximately $1.1 million. During 2004, the valuation allowance was reduced by approximately $0.6 million, net due to a variety of factors including the Company utilizing recorded net operating loss benefits of approximately $0.5 million for its European and Canadian operations, tax rate reductions in several European countries, adjustments to discontinued operations related to The Netherlands, and $0.4 million related to state tax net operating losses in the United States, offset by an increase in the valuation allowance due to the strength of foreign currencies in the countries where the Company operates and to which the valuation allowance relates. During 2003, the valuation allowance increased by approximately $4.0 million as the Company did not believe it would realize any benefit from the addition of a net operating loss carryforward for the Company's Dutch subsidiaries that was created from the resolution of a court case in the plaintiff's favor in The Netherlands.

During 2004, the Company has adopted a tax planning strategy for state tax purposes whereby it will combine its operating subsidiary in the United States into the parent corporation. This combination will allow the Company to utilize its net operating loss in many of the various states where a net operating loss carryforward exists. Due to the adoption of this strategy at the end of the fourth quarter of 2004, the Company was able to recognize $0.4 million for state tax net operating loss tax benefits that had previously been fully offset by a valuation allowance. At December 31, 2004, there is approximately $0.1 million of valuation allowance remaining that offsets the state net operating loss deferred tax asset.

Undistributed earnings of the Company's foreign subsidiaries were minimal at December 31, 2004, and are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. In the event that the foreign entities' earnings were distributed, it is estimated that U.S. federal and state income taxes, net of foreign credits, would be immaterial. The Company has reviewed the provisions of the American Jobs Creation Act of 2004 and determined that its provisions have no effect on the operations of the Company as undistributed earnings of the Company's foreign subsidiaries are minimal, and the Company does not intend at this time to repatriate those earnings to the United States.

In 2004, 2003, and 2002, 53,000, 13,000, and 3,000 shares of common stock, respectively, were issued through the exercise of non-qualified stock options or through the disqualifying disposition of incentive stock options. The total tax benefit to the Company from these transactions, which is credited to capital in excess of par value rather than recognized as a reduction of income tax expense, was $18,000, $4,000, and $2,000 in 2004, 2003, and 2002, respectively. These tax benefits have also been recognized in the consolidated balance sheets as a reduction of current taxes payable.

6. Lease Commitments

At December 31, 2004, the Company was obligated under a number of long-term operating leases. Minimum future obligations under such leases are summarized as follows:

Year ending December 31, (amounts in thousands)	
2005	$ 5,246
2006	3,448
2007	2,416
2008	777
2009	301
Later years	566
Minimum future obligations	$ 12,754

The operating lease obligations relate to the rental of office space, office equipment, and automobiles leased in Europe. Total rental expense under such operating leases for 2004, 2003, and 2002 was approximately $7.4 million, $7.5 million, and $7.6 million, respectively.

7. Deferred Compensation Benefits

The Company maintains a non-qualified defined-benefit Executive Supplemental Benefit Plan (ESBP) that provides a current and certain former key executives with deferred compensation benefits, based on years of service and base compensation, payable during retirement. The plan was amended as of November 30, 1994, to freeze benefits for participants at that time.

Net periodic pension cost for the year ended December 31, 2004, 2003, and 2002 for the ESBP is as follows:

Net Periodic Pension Cost - ESBP (amounts in thousands)	**2004**	**2003**	**2002**
Interest cost	**$ 532**	$ 538	$ 586
Amortization of unrecognized net loss	**87**	22	7
Net periodic pension cost	**$ 619**	$ 560	$ 593

The Company also retained a contributory defined-benefit plan for its previous employees located in The Netherlands (NDBP) when the Company disposed of its subsidiary, CTG Nederland, B.V., in the first quarter of 2004 with the effective date of January 1, 2004. Benefits paid are a function of a percentage of career average pay. The Plan was curtailed for additional contributions in January 2003.

Net periodic pension cost for the twelve month period ended October 1, 2004, September 26, 2003, and September 27, 2002 for the NDBP is as follows:

Net Periodic Pension Cost (Benefit) - NDBP *(amounts in thousands)*	**2004**	**2003**	**2002**
Service cost	**$ –**	$ 110	$ 278
Interest cost	**232**	216	237
Expected return on plan assets	**(285)**	(251)	(227)
Amortization of actuarial loss	**–**	–	14
Employee contributions	**–**	(60)	(199)
Net periodic pension cost (benefit)	**$ (53)**	$ 15	$ 103

The change in benefit obligation and reconciliation of fair value of plan assets for the year ended December 31, 2004 and 2003 for the ESBP, and for the twelve month period ended October 1, 2004 and September 26, 2003 for the NDBP are as follows:

Changes in Benefit Obligation (amounts in thousands)	ESBP 2004	ESBP 2003	NDBP 2004	NDBP 2003
Benefit obligation at beginning of period	**$ 8,833**	$ 8,272	**$ 4,321**	$ 3,969
Service cost, net	**–**	–	**–**	50
Interest cost	**532**	538	**232**	216
Employee contributions	**–**	–	**–**	60
Benefits paid	**(646)**	(880)	**(20)**	(16)
Curtailment gain	**–**	–	**–**	(579)
Actuarial (gain) loss	**384**	903	**(107)**	(142)
Effect of exchange rate changes	**–**	–	**443**	763
Benefit obligation at end of period	**9,103**	8,833	**4,869**	4,321
Reconciliation of Fair Value of Plan Assets				
Fair value of plan assets at beginning of period	**–**	–	**4,827**	3,590
Actual return on plan assets	**–**	–	**208**	156
Employer contributions	**646**	880	**–**	348
Employee contributions	**–**	–	**–**	60
Benefits paid	**(646)**	(880)	**(20)**	(16)
Effect of exchange rate changes	**–**	–	**496**	689
Fair value of plan assets at end of period	**–**	–	**5,511**	4,827
Unfunded (funded) status	**9,103**	8,833	**(642)**	(506)
Unrecognized net actuarial (gain) loss	**(2,315)**	(2,018)	**25**	(5)
Accrued benefit cost (asset)	**$ 6,788**	$ 6,815	**$ (617)**	$ (511)
Weighted-average discount rate				
Benefit obligation	**5.85%**	6.25%	**5.00%**	5.00%
Net periodic pension cost	**6.25%**	6.75%	**5.00%**	5.00%
Salary increase rate	**–**	–	**–**	4.00%
Expected return on plan assets	**–**	–	**5.50%**	5.50%

For the ESBP, the accumulated benefit obligation at December 31, 2004 and 2003 was $9.1 million and $8.8 million, respectively. The amounts included in other comprehensive income (loss) relating to the adjustment to the minimum pension liability for the years ended December 31, 2004 and 2003, net of tax, were approximately $(0.2) million and $(0.5) million, respectively. Benefits paid to participants are funded by the Company as needed. The plan is deemed unfunded as the Company has not specifically identified Company assets to be used to discharge the deferred compensation benefit liabilities. The Company has purchased insurance on the lives of certain plan participants in amounts considered sufficient to reimburse the Company for the costs associated with the plan for those participants. The Company does not anticipate making contributions to the plan in 2005 and future years to fund the plan.

For the NDBP, the accumulated benefit obligation at October 1, 2004 and September 26, 2003 was $4.9 million and $4.4 million, respectively. The assets in the NDBP are invested 20% in the Aegon World Equity Fund. This fund invests in global equities, with a small portion of the fund in new or emerging economies. The remaining 80% of the assets are invested as determined by Aegon with no direction from the Company, with a guaranteed minimum return to the Company of 4%. The historical return to the Company on these investments has been approximately 4.5%. The Company's investments were allocated as indicated above in both 2003 and 2004, and the Company does not anticipate changing these allocation percentages in 2005. The expected return on plan assets for 2003 and 2004 was a function of the average historical return of 4.5% on the 80% of the funds invested by Aegon, and a return of 9.5% on the 20% of the funds invested in the Aegon Equity Fund. The Company does not anticipate making additional contributions to the plan in 2005 and future years, as the plan is currently over-funded.

Anticipated benefit payments for the ESBP and the NDBP are expected to be paid in future years as follows:

Year ending December 31, (amounts in thousands)	ESBP	NDBP
2005	$ 683	$ 22
2006	703	35
2007	731	35
2008	743	48
2009	759	53
2010-2014	4,389	519
	$ 8,008	$ 712

The Company also maintains a non-qualified defined-contribution deferred compensation plan for certain key executives. The Company contributions to this plan, if any, are based on annually defined financial performance objectives. There were no contributions to the plan in 2004, 2003, or 2002.

8. Employee Benefits

401(k) Profit-Sharing Retirement Plan

The Company maintains a contributory 401(k) profit-sharing retirement plan covering substantially all U.S. employees. Company contributions, which are discretionary, consist of cash, and may include the Company's stock, were funded and charged to operations in the amounts of $1.3 million, $1.6 million, and $1.4 million for 2004, 2003, and 2002, respectively.

Other Retirement Plans

The Company maintains various other defined contribution retirement plans covering substantially all of the remaining European employees. Company contributions charged to operations were $0.1 million in 2004, $0.1 million in 2003, and $0.2 million in 2002.

Other Postretirement Benefits

The Company provides limited healthcare and life insurance benefits to one current and nine retired employees and their spouses, totaling 16 participants, pursuant to contractual agreements.

Net periodic postretirement benefit cost for 2004, 2003, and 2002 is as follows:

Net Periodic Postretirement Benefit Cost (amounts in thousands)	2004	2003	2002
Interest cost	**$ 38**	$ 35	$ 28
Amortization of transition amount	**29**	29	29
Amortization of gain	**–**	–	(14)
Net periodic postretirement benefit cost	**$ 67**	$ 64	$ 43

No adjustments were made to the 2004 net periodic postretirement benefit cost due to Medicare reform as the amounts were deemed to be insignificant.

The change in postretirement benefit obligation at December 31, 2004 and 2003 is as follows:

Change in Postretirement Benefit Obligation (amounts in thousands)	2004	2003
Postretirement benefit obligation at beginning of year	**$ 637**	$ 560
Interest cost	**38**	35
Benefits paid	**(16)**	(48)
Adjustment to unrecognized gain	**7**	90
Postretirement benefit obligation at end of year	**666**	637
Fair value of plan assets at end of year	**–**	–
Unfunded status	**666**	637
Unrecognized transition obligation	**(234)**	(263)
Unrecognized gain	**(64)**	(57)
Accrued postretirement benefit cost	**$ 368**	$ 317
Weighted-average discount rate		
Benefit obligation	**5.85%**	6.25%
Net periodic postretirement cost	**6.25%**	6.75%
Salary increase rate	**–**	–

Benefits paid to participants are funded by the Company as needed. Anticipated benefit payments for the postretirement medical plan are expected to be paid in future years as follows:

Year ending December 31, (amounts in thousands)	
2005	$ 76
2006	75
2007	62
2008	65
2009	64
2010-2014	218
	$ 560

The rate of increase in healthcare costs is assumed to be 11% for medical, 6% for dental, and 5% for Medicare Part B in 2005, gradually declining to 5% by the year 2010 and remaining at that level thereafter. Increasing the assumed healthcare cost trend rate by one percentage point would increase the accrued postretirement benefit obligation by $45,000 at December 31, 2004, and the net periodic postretirement cost by $2,700 for the year. A one-percentage-point decrease in the healthcare cost trend would decrease the accrued postretirement benefit obligation by $40,000 at December 31, 2004, and the net periodic postretirement cost by $2,400 for the year.

9. Shareholders' Equity

Employee Stock Purchase Plan

Under the Company's First Employee Stock Purchase Plan (Plan), employees may apply up to 10% of their compensation to purchase the Company's common stock. Shares are purchased at the closing market price on the business day preceding the date of purchase. During 2001, an additional 0.5 million shares were authorized under the Plan. As of December 31, 2004, approximately 224,000 shares remain unissued under the Plan, of the total of 11.5 million shares that had been authorized under the Plan. During 2004, 2003, and 2002, approximately 41,000, 73,000, and 84,000 shares, respectively, were purchased under the plan at an average price of $3.92, $2.92, and $3.93 per share, respectively.

Shareholder Rights Plan

The Board of Directors adopted a Shareholder Rights Plan in January 1989. Under the plan, one right was distributed for each share of common stock outstanding on January 27, 1989, and on each additional share of common stock issued after that date and prior to the date the rights become exercisable. The rights become exercisable when 20% or more of the Company's outstanding common stock is acquired by a person or group, other than Company-provided employee benefit plans, and when an offer to acquire is made. Each right entitles the holder to purchase Series A preferred stock (which is essentially equivalent to common stock) at a 50% discount from the then-market price of the common stock or, in the event of a merger, consolidation, or sale of a major part of the Company's assets, to purchase common stock of the acquiring company at a 50% discount from its then-market price. The Shareholder Rights Plan was amended in 1999 to provide that the rights expire in November 2008. The rights may be redeemed by the Company at a price of $.01 per right.

Stock Trusts

The Company maintains a Stock Employee Compensation Trust (SECT) to provide funding for existing employee stock plans and benefit programs. Shares are purchased by and released from the SECT by the trustee of the SECT at the request of the compensation committee of the Board of Directors. As of December 31, 2004, all shares remaining in the SECT were unallocated and, therefore, are not considered outstanding for purposes of calculating earnings per share.

SECT activity for 2004, 2003, and 2002 is as follows:

(amounts in thousands)	2004	2003	2002
Share balance at beginning of year	**4,093**	4,187	4,279
Shares purchased	–	–	–
Shares released:			
Stock option plans	**(53)**	(21)	(8)
Employee Stock Purchase Plan	**(41)**	(73)	(84)
Share balance at end of year	**3,999**	4,093	4,187

During 1999, the Company created an Omnibus Stock Trust (OST) to provide funding for various employee benefit programs. During 1999, the OST purchased 59,000 shares for $1 million. Shares are released from the OST by the trustee at the request of the compensation committee of the Board of Directors. During 2004, 2003, and 2002, no shares were purchased or released by the trust.

Restricted Stock Plan

Under the Company's Restricted Stock Plan, 800,000 shares of restricted stock may be granted to certain key employees. At December 31, 2004, there are no restricted stock grants outstanding, and there was no restricted stock activity in 2002, 2003, or 2004.

10. Stock Option Plans

On April 26, 2000, the shareholders approved the Company's Equity Award Plan (Equity Plan). Under the provisions of the plan, stock options, stock appreciation rights, and other awards may be granted or awarded to employees and directors of the Company. The compensation committee of the Board of Directors determines the nature, amount, pricing, and vesting of the grant or award. All options and awards remain in effect until the earlier of the expiration, exercise, or surrender date.

On April 24, 1991, the shareholders approved the Company's 1991 Employee Stock Option Plan (1991 Plan), which came into effect after the Company's 1981 Employee Stock Option Plan (1981 Plan) terminated on April 21, 1991. Under the provisions of the plan, options may be granted to employees and directors of the Company. The option price for options granted under each plan is equal to or greater than the fair market value of the Company's common stock on the date the option is granted. Incentive stock options generally become exercisable in four annual installments of 25% of the shares covered by the grant, beginning one year from the date of grant, and expire six years after becoming exercisable. Nonqualified stock options generally become exercisable in either four or five annual installments of 20 or 25% of the shares covered by the grant, beginning one year from the date of grant, and expire up to 15 years from the date of grant. All options remain in effect until the earlier of the expiration, exercise, or surrender date.

The per-option weighted-average fair value on the date of grant of stock options granted in 2004, 2003, and 2002, using the Black-Scholes option pricing model, was $2.32, $1.85, and $2.70, respectively. The fair value of the options at the date of grant was estimated with the following weighted-average assumptions:

	2004	2003	2002
Expected life (years)	**3.8**	3.5	3.8
Dividend yield	**0.0%**	0.0%	0.0%
Risk-free interest rate	**2.8%**	2.3%	3.5%
Expected volatility	**78.4%**	84.9%	82.6%

The Company accounts for its stock-based employee compensation plans in accordance with the provisions of FAS No. 123, "Accounting for Stock-Based Compensation," and FAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which allows entities to continue to apply the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in the net income (loss) of the Company for the periods presented in these consolidated financial statements, as all options granted by the Company had an exercise price that was equal to or greater than the underlying common stock at the date of grant.

The following table details the effect on net income (loss) and basic and diluted net income (loss) per share as if the Company had adopted the fair value recognition provisions of FAS No. 123 as they apply to stock-based employee compensation:

(amounts in thousands, except per share data)	2004	2003	2002
Net income (loss), as reported	**$ (1,444)**	$ 2,744	$ (35,676)
Stock-based employee compensation expense as calculated under the fair value method for all awards, net of tax	**(1,082)**	(1,253)	(1,531)
Pro forma net income (loss)	**$ (2,526)**	$ 1,491	$ (37,207)
Basic net income (loss) per share:			
As reported	**$ (0.09)**	$ 0.16	$ (2.15)
Pro forma	**$ (0.15)**	$ 0.09	$ (2.25)
Diluted net income (loss) per share:			
As reported	**$ (0.08)**	$ 0.16	$ (2.11)
Pro forma	**$ (0.15)**	$ 0.09	$ (2.20)

Pro forma amounts for compensation cost may not be indicative of the effects on earnings for future years. The Company's pro forma amounts of compensation expense, net of tax, are calculated using the straight-line method of calculating expense for the pro rata vesting that occurs for the Company's outstanding stock options.

A summary of stock option activity under these plans is as follows:

	Equity Plan Options	Weighted-Average Exercise Price	1991 Plan Options	Weighted-Average Exercise Price
Outstanding at December 31, 2001	1,297,000	$3.38	1,664,425	$14.13
Granted	498,000	$4.47	–	–
Exercised	–	–	(7,650)	$ 3.19
Canceled, expired, and forfeited	(140,250)	$5.56	(280,025)	$13.97
Outstanding at December 31, 2002	1,654,750	$3.52	1,376,750	$14.22
Granted	507,000	$3.14	–	–
Exercised	(15,000)	$2.35	(5,625)	$ 2.88
Canceled, expired, and forfeited	(161,500)	$3.92	(169,750)	$15.16
Outstanding at December 31, 2003	1,985,250	$3.40	1,201,375	$14.14
Granted	944,500	$4.05	–	–
Exercised	(28,250)	$3.16	(24,750)	$ 2.87
Canceled, expired, and forfeited	(167,500)	$3.54	(226,587)	$17.07
Outstanding at December 31, 2004	**2,734,000**	**$3.62**	**950,038**	**$13.74**

At December 31, 2004, 2003, and 2002, the number of options exercisable under the Equity Plan was 965,625, 615,000, and 362,250, respectively, and the weighted-average exercise price of those options was $3.37, $3.37 and $3.35, respectively. At December 31, 2004, 2003, and 2002, the number of options exercisable under the 1991 Plan was 913,288, 1,019,875, and 1,012,063, respectively, and the weighted-average exercise price of those options was $14.05, $15.38, and $16.50, respectively.

A summary of the range of exercise prices and the weighted-average remaining contractual life of outstanding options at December 31, 2004 for the Equity and 1991 Plans is as follows:

	Range of Exercise Prices	Options Outstanding at December 31, 2004	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Equity Plan	$1.40 to $1.96	280,000	$1.60	6.9
	$2.24 to $3.26	1,504,500	$3.07	10.1
	$4.35 to $5.94	949,500	$5.09	8.6
1991 Plan	$2.88	125,125	$2.88	4.3
	$5.13 to $6.13	261,750	$5.93	7.9
	$9.44	25,000	$9.44	1.1
	$14.88 to $21.94	464,250	$18.53	2.8
	$26.06 to $37.19	73,913	$31.13	3.9

At December 31, 2004, there were 1,722,750 and 0 shares available for grant under the Equity Plan and 1991 Plan, respectively.

11. Significant Customer

International Business Machines (IBM) is the Company's largest customer. IBM accounted for $52.6 million or 22.2%, $51.9 million or 21.1%, and $50.3 million or 19.6% of consolidated 2004, 2003, and 2002 revenue, respectively. The Company's accounts receivable from IBM at December 31, 2004 and 2003 amounted to $10.9 million and $11.6 million, respectively. The Company expects to continue to derive a significant portion of its revenue from IBM in 2005 and in future years. While a decline in revenue from IBM would have a negative effect on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur due to the diversity of the projects performed for IBM and the number of locations and divisions involved. No other customer accounted for more than 10% of revenue in 2004, 2003, or 2002.

12. Litigation

The Company is involved in litigation arising in the normal course of business. In the opinion of management, an adverse outcome to any of this litigation would not have a material effect on the financial condition of the Company.

13. Enterprise-Wide Disclosures

The Company operates in one industry segment, providing information technology (IT) professional services to its clients. The services provided include flexible and strategic staffing and the planning, design, implementation, and maintenance of comprehensive IT solutions. All of the Company's revenues are generated from these services. CTG's reportable information is based on geographical areas. The accounting policies of the individual geographical areas are the same as those described in note 1, "Summary of Significant Accounting Policies." All information has been revised as applicable to reflect the results from continuing operations only and therefore exclude the results of CTG Nederland, B.V. which was sold with an effective date of January 1, 2004 (see note 2 – "Discontinued Operations").

Financial Information About Geographic Areas (amounts in thousands)	**2004**	**2003**	**2002**
Revenue from External Customers			
North America [1]	**$ 193,704**	$ 212,075	$ 226,824
Belgium	**28,694**	22,967	18,611
Other European countries	**14,724**	10,472	10,690
Total revenue	**$ 237,122**	$ 245,514	$ 256,125
Long-lived Assets			
North America [1]	**$ 5,309**	$ 5,840	$ 9,615
Europe	**766**	1,006	1,282
Total long-lived assets	**$ 6,075**	$ 6,846	$ 10,897
Deferred Tax Assets, Net of Valuation Allowance			
North America [1]	**$ 5,858**	$ 5,459	$ 4,984
Europe	**530**	963	844
Total deferred tax assets, net	**$ 6,388**	$ 6,422	$ 5,828

(1) The Company is headquartered in the United States. Includes from the Company's Canadian operations, approximately $2.1 million, $1.6 million, and $1.0 million of revenue in 2004, 2003, and 2002, respectively, no long-lived assets in any year, and $0, $0, and $0.2 million of deferred tax assets, net in 2004, 2003 and 2002, respectively.

14. Quarterly Financial Data (Unaudited)

Information reported as follows has been restated, as applicable, to reflect the disposal of CTG Nederland, B.V., which was effective on January 1, 2004. All activities related to this subsidiary have been removed from the Company's individual accounts and subsequently combined and included on the line entitled "Income (loss) from discontinued operations."

Quarters (amounts in thousands, except per-share data)	First	Second	Third	Fourth	Total
2004					
Revenue	$ 61,447	$ 59,047	$ 57,857	$ 58,771	$ 237,122
Direct costs	44,853	43,196	42,581	42,395	173,025
Gross profit	16,594	15,851	15,276	16,376	64,097
Selling, general, and administrative expenses	15,163	15,033	14,602	16,201	60,999
Operating income	1,431	818	674	175	3,098
Interest and other expense, net	(127)	(185)	(147)	(218)	(677)
Income (loss) from continuing operations before income taxes	1,304	633	527	(43)	2,421
Provision (benefit) for income taxes	522	(34)	(91)	(943)**	(546)
Income from continuing operations	782	667	618	900	2,967
Loss from discontinued operations (including loss on disposal of $3.7 million in the first quarter of 2004)	(4,316)	(62)	(14)	(19)	(4,411)
Net Income (loss)	$ (3,534)	$ 605	$ 604	$ 881	$ (1,444)
Basic net income (loss) per share:					
Continuing operations	$ 0.05	$ 0.04	$ 0.04	$ 0.05	$ 0.18
Discontinued operations	(0.26)	–	–	–	(0.27)
Basic net income (loss) per share	$ (0.21)	$ 0.04	$ 0.04	$ 0.05	$ (0.09)
Diluted net income (loss) per share:					
Continuing operations	$ 0.05	$ 0.04	$ 0.04	$ 0.05	$ 0.17
Discontinued operations	(0.25)	–	–	–	(0.25)
Diluted net income (loss) per share	$ (0.20)	$ 0.04	$ 0.04	$ 0.05	$ (0.08)

** During the fourth quarter of 2004, several tax matters that had previously been in process were favorably resolved which allowed the Company to record a significant benefit for income taxes. These items included a release of approximately $0.2 million of previously recorded tax liabilities primarily related to the Company's interpretation of recently issued tax legislation enacted in Europe, $0.4 million for state net operating loss benefits that had previously been offset by a valuation allowance, and a net amount of approximately $0.2 million from the release of other deferred tax items.

Quarters (amounts in thousands, except per-share data)	First	Second	Third	Fourth	Total
2003					
Revenue	$ 62,089	$ 62,377	$ 59,577	$ 61,471	$245,514
Direct costs	45,711	45,232	43,132	44,455	178,530
Gross profit	16,378	17,145	16,445	17,016	66,984
Selling, general, and administrative expenses	15,632	15,330	14,912	15,579	61,453
Operating income	746	1,815	1,533	1,437	5,531
Interest and other expense, net	(176)	(424)	(175)	(132)	(907)
Income before income taxes	570	1,391	1,358	1,305	4,624
Provision for income taxes	239	584	570	549	1,942
Income from continuing operations	331	807	788	756	2,682
Income (loss) from discontinued operations	(201)	(349)	(448)	1,060	62
Net Income	$ 130	$ 458	$ 340	$ 1,816	$ 2,744
Basic net income (loss) per share:					
Continuing operations	$ 0.02	$ 0.05	$ 0.05	$ 0.05	$ 0.16
Discontinued operations	(0.01)	(0.02)	(0.03)	0.06	–
Basic net income per share	$ 0.01	$ 0.03	$ 0.02	$ 0.11	$ 0.16
Diluted net income (loss) per share:					
Continuing operations	$ 0.02	$ 0.05	$ 0.05	$ 0.04	$ 0.16
Discontinued operations	(0.01)	(0.02)	(0.03)	0.07	–
Diluted net income per share	$ 0.01	$ 0.03	$ 0.02	$ 0.11	$ 0.16

Report of
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Computer Task Group, Incorporated:

We have audited the accompanying consolidated balance sheets of Computer Task Group, Incorporated and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated statements of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2002 were audited by other auditors whose report thereon, dated February 5, 2003, was unqualified and included an explanatory paragraph that described the change in the Company's method of accounting for goodwill discussed in note 1 to the consolidated financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Task Group, Incorporated and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Buffalo, New York
March 14, 2005

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CORPORATE INFORMATION

Stock Market Information

Stock Price	High	Low
Year ended December 31, 2004		
Fourth Quarter	**$ 6.55**	**$ 2.65**
Third Quarter	**$ 4.05**	**$ 2.75**
Second Quarter	**$ 5.72**	**$ 3.85**
First Quarter	**$ 5.66**	**$ 3.75**
Year ended December 31, 2003		
Fourth Quarter	$ 4.41	$ 3.30
Third Quarter	$ 3.80	$ 2.51
Second Quarter	$ 2.92	$ 1.93
First Quarter	$ 4.09	$ 2.00

The Company's common shares are traded on the New York Stock Exchange under the symbol CTG, commonly abbreviated Cptr Task.

On February 7, 2005, there were 2,819 record holders of the Company's common shares. The Company did not pay a dividend from 2001 to 2004. The Company paid an annual cash dividend of $.05 per share from 1993 to 2000 and, prior to that, paid $.025 per share annually since 1976 plus a 10 percent share dividend in 1980.

Annual Meeting

The annual meeting of shareholders has been scheduled for May 11, 2005 in Buffalo, New York, for shareholders of record on March 25, 2005.

Form 10-K and Company Code of Ethics, Committee Charters and Governance Policies Available

Copies of the Company's Form 10-K Annual Report, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports including the Company's code of ethics, committee charters and governance policies which are filed with the Securities and Exchange Commission, may be obtained without charge either through its website at www.ctg.com/investors or upon written or verbal request to:

Computer Task Group, Incorporated
Investor Relations Department
800 Delaware Avenue
Buffalo, NY 14209-2094
(716) 887-7400

Transfer Agent and Registrar

EquiServe

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with EquiServe:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3170 (MA residents)
(800) 730-4001
(781) 828-8813 (fax)
www.equiserve.com

Independent Registered Public Accounting Firm

KPMG LLP
12 Fountain Plaza, Suite 601
Buffalo, NY 14202

Company Certifications

The Company has filed all certifications provided by its Chief Executive Officer and Chief Financial Officer as required by the rules of the New York State Exchange and the Sarbanes-Oxley Act of 2002.

BOARD OF DIRECTORS

James R. Boldt
Chairman and Chief Executive Officer of CTG

Thomas E. Baker
President of the John R. Oishei Foundation

George B. Beitzel
Retired Senior Vice President and Director of IBM

Randall L. Clark
Chairman of Dunn Tire Corporation

Randolph A. Marks
Co-Founder of CTG and Retired Chairman of American Brass Company

Dr. John M. Palms
Chairman of the Board of Assurant, Inc.

Daniel J. Sullivan
President and Chief Executive Officer of FedEx Ground

OFFICERS

James R. Boldt... Chairman and Chief Executive Officer
G. David Baer... Executive Vice President
Michael J. Colson... Senior Vice President, Solutions Development
Arthur W. Crumlish... Senior Vice President, Strategic Staffing Services
Gregory M. Dearlove... Senior Vice President and Chief Financial Officer
Paul F. Dimouro... Senior Vice President, Operations
Filip J.L. Gydé... Senior Vice President and General Manager, CTG Europe
Michael J. McNees... Senior Vice President and General Manager, CTG Life Sciences Solutions®
Joseph B. Murphy... Senior Vice President and General Manager, IT Solutions
Thomas J. Niehaus... Senior Vice President and General Manager, CTG HealthCare Solutions®
Peter P. Radetich... Senior Vice President, Secretary, and General Counsel
Stephen D'Anna... Vice President, Operations, IT Solutions
N. Clair Detraz... Vice President, Strategic Planning and Marketing, CTG HealthCare Solutions®
Catherine Gallagher... Vice President, Consulting, CTG HealthCare Solutions®
Michael E. Lippman... Vice President, Sales, CTG HealthCare Solutions®
Rick N. Sullivan... Vice President, Western Region, Strategic Staffing Services

Board of Directors


Thomas E. Baker


George B. Beitzel


James R. Boldt


Randall L. Clark


Randolph A. Marks


Dr. John M. Palms


Daniel J. Sullivan

Officers


From left to right: Stephen D'Anna, Rick N. Sullivan, N. Clair Detraz, Thomas J. Niehaus


From left to right: Paul F. Dimouro, G. David Baer, Gregory M. Dearlove


From left to right: Michael E. Lippman, Peter P. Radetich, Catherine Gallagher, Joseph B. Murphy


From left to right: Michael J. Colson, Arthur W. Crumlish, Michael J. McNees, Filip J.L. Gydé

CTG
800 Delaware Avenue
Buffalo, New York 14209-2094
716.882.8000
800.992.5350
www.ctg.com

0554-AR-05